wausauPAPER

BUILDING OUR FUTURE



2011 ANNUAL REPORT

SELECTED FINANCIAL AND SHAREHOLDER DATA

(all amounts in thousands, except per share data)	2011	2010
Operations		
Net sales	**$1,034,574**	$1,055,688
(Loss) earnings before income taxes	**(33,538)**	37,488
Net (loss) earnings	**(21,698)**	36,856
Depreciation, amortization, and depletion	**55,815**	56,529
Net cash provided by operating activities	**64,484**	22,753
Capital expenditures	**78,063**	42,990
Financial Condition		
Cash and cash equivalents	**$ 26,661**	$ 2,003
Working capital	**71,039**	109,139
Property, plant, and equipment (net)	**369,836**	380,801
Long-term debt	**127,650**	127,382
Stockholders' equity	**196,244**	259,666
Total assets	**678,830**	677,609
Shareholder Data		
Per share of common stock:		
Net (loss) earnings - basic and diluted	**$ (0.44)**	$ 0.75
Adjusted net earnings - basic and diluted*	**0.25**	0.48
Stockholders' equity	**3.99**	5.30
Cash dividends declared	**0.12**	0.06
Closing share price December 31	**8.26**	8.61
Approx. number of shareholders as of 2/15/12	**25,900**	

* Adjusted net earnings is a non-GAAP measure. Reconciliation of adjusted net earnings (basic and diluted) is provided on the Company's website at: www.wausaupaper.com/investors/presentations.aspx.

This Annual Report includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption, "Information Concerning Forward-Looking Statements" in the Financial Section as part of "Management's Discussion and Analysis of Financial Condition and Results of Operations." This report should be considered in light of such cautionary statements and the risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011.

WAUSAU PAPER IS A LEADER IN AWAY-FROM-HOME TOWEL & TISSUE AND INDUSTRIAL AND COMMERCIAL TECHNICAL PAPER MARKETS...

FOCUSED ON GROWTH Well positioned in attractive away-from-home towel & tissue and technical paper markets, Wausau Paper is focused on accelerating top-line growth and driving bottom-line results. Our future is built on sound strategies, defining investments and an unrelenting drive to meet the evolving needs of our customers. This report summarizes our efforts this past year to align with attractive markets and describes the plans and confidence with which we approach the future.


wausauPAPER

WAUSAU PAPER AWAY-FROM-HOME TOWEL, TISSUE AND SOAP PRODUCTS AT: YOUR OFFICE WASHROOM... THE LOCAL THEATER... YOUR F

VALUE-ADDED EMPHASIS

A history of innovative product design including the dual-action, hands-free OptiServ® Silhouette® towel dispenser pictured here continues to drive sales, enhance profitability and cement customer relationships. Now poised to add new-to-the-world premium "Green" products to our range of product offerings, our legacy of innovation continues. It is with this approach that, through our highly valued distributors, we are able to meet the needs of targeted end-markets such as Education, Government, Lodging, Healthcare and Class A Office Building Management.



ITE RESTAURANT.... LEADING HEALTHCARE FACILITIES... YOUR VACATION HOTEL.... COLLEGES & UNIVERSITIES... CIVIC ARENAS AND

TISSUE –
END USER MARKETS

A - Office Buildings 36%

B - Education 27%

C - Lodging/Other 26%

D - Healthcare 8%

E - Food Service 3%


E
A
D
C
B

$336MM

2011 TISSUE SEGMENT SALES

Driven by innovative products and dispensers, Tissue segment sales have increased 17 percent since 2006.


06390
59890
48300

AT: YOUR OFFICE WASHROOM... THE LOCAL THEATER... YOUR FAVORITE RESTAURANT... LEADING HEALTHCARE FACILITIES... YOUR BUSIN

STRONG CUSTOMER RELATIONSHIPS At the heart of growth within our highly profitable away-from-home towel and tissue business are the strong relationships that we've built with our wholesale distributors. Utilizing a systems sales approach coupling predominately Green Seal®-certified towel, tissue and soap products with proprietary controlled-use dispensing systems, we provide our wholesalers with a complete, cost effective washroom solution. Supported by our sales specialists and cooperative marketing efforts, we work with our distributors – not around them – to meet the needs of specific end-markets. The result is a close working partnership with our customers to achieve common growth and profitability goals.

- *Warehouse operations at Southeast U.S. customer - JanPak, Inc. - West Columbia, South Carolina*


48900

HOTEL OR VACATION RESORT... COLLEGES & UNIVERSITIES... CIVIC ARENAS AND MUSEUMS... JANITORIAL SANITATION DISTRIBUTORS...

VALUE-ADDED PRODUCT SHIPMENTS
Percent of Tissue Segment Shipments


29%
33%
40%
46%
50%
2003
2005
2007
2009
2011

+22%

We have a core network of over 500 wholesale customers. Average volume with core customers, representing 94 percent of total segment volume in 2011, has increased 22 percent over the last five years.


VOITH

AT: YOUR OFFICE WASHROOM... THE LOCAL THEATER... YOUR FAVORITE RESTAURANT.... LEADING HEALTHCARE FACILITIES... YOUR BUSI

THE GREEN LEADER In 2002, we were the first to introduce a full range of Green Seal®-certified paper products to the away-from-home towel & tissue market. Since then shipments of our Green products, utilizing 100 percent recycled wastepaper, have increased at an annual rate of 11 percent and now represent more than half of total Tissue segment volume. Committed to expanding our Green leadership position and market share, in 2011 our Board approved a $220 million capital investment strategy to produce new-to-the-world premium Green products and double segment profitability by the end of 2017. At the center of this strategy is an investment in paper machine technology capable of producing premium products from recycled fiber at a quality level that rivals the best virgin fiber products on the market today.




VOITH

S HOTEL OR VACATION RESORT... COLLEGES & UNIVERSITIES... CIVIC ARENAS AND MUSEUMS... JANITORIAL SANITATION DISTRIBUTORS...

GREEN PRODUCT SHIPMENT GROWTH
2003 – 2011
Percent of Tissue Segment Shipments


25%
34%
49%
54%
2005
2007
2009
2011

75,000 TONS

Scheduled for start-up in the fourth quarter of 2012, our new Voith ATMOS technology paper machine will be capable of producing 75,000 tons per year of premium towel and tissue products from 100 percent recycled fiber.



WAUSAU PAPER TECHNICAL PRODUCTS IN: THE WORKPLACE... COMMERCIAL BAKERY APPLICATIONS... FOOD SERVICE & PACKAGING... AU

SPECIALTY LEADER

Through our Paper segment, we are a leading participant in a number of technical paper markets including Tape & Industrial, Food Packaging and Processing and Coated & Liner. During 2011, we announced our exit from declining and unprofitable Print & Color markets, allowing our Paper segment to focus exclusively on stable and growing technical product categories. Our sought-after technical products are most often the result of collaborative innovation – working closely with our customers to meet their highly specialized and exacting paper requirements. Industrial applications, such as the stainless steel protective interleaver shown here, is but one example of the output of this unique approach.

- *One of a multitude of industrial applications for our technical papers – protective stainless steel interleaver shown in process at North American Stainless' Ghent, Kentucky operations.*



PAINT & BODY SHOPS... MEDICAL EQUIPMENT PACKAGING... MICROWAVEABLE FOOD PACKAGING... PROTECTIVE SHIPPING MATERIALS...

OUR CORE TECHNICAL PAPER MARKETS

Targeted Percentage of Segment Sales



A
B
C

A - 33% Food

B - 38% Tape & Industrial

C - 29% Coated & Liner

TECHNICAL PAPER PROFIT GROWTH



$MM
-1.4
11.2
19.3
21.0
2008
2009
2010
2011

Profitability in our technical paper market category has increased in each of the last three years



IN: THE WORKPLACE... COMMERCIAL BAKERY APPLICATIONS... FOOD SERVICE & PACKAGING... AUTO PAINT & BODY SHOPS... MEDICAL E

#1 WITH NORTH AMERICAN TAPE PRODUCERS

With the March 2011 completion of our Brainerd paper machine rebuild we cemented our position as North America's leading producer of creped tape base paper serving the leading producers of premium tape products here in the U.S. and as they grow internationally.

+8%

Year-over-year shipment growth in highly specialized technical papers.



PMENT PACKAGING... MICROWAVEABLE FOOD PACKAGING... PROTECTIVE SHIPPING MATERIALS... AIRCRAFT AND AEROSPACE FABRICATION

NICHE MARKET EXPERTISE Wausau Paper has long excelled at meeting the exacting needs of customers producing highly engineered products. As a result, we have earned a leadership position in such markets as composite fiber manufacturing and alternative energy. Our silicone coated liner papers are used in the transport and molding of high-tech fibers in the manufacture of aerospace and wind energy components and the production of solar cells. Aligning with these and other growing specialized technical markets continues to provide opportunity to increase revenue and improve the profitability of our Paper segment. It is with this specific purpose in mind that we've focused the efforts of our Paper segment.



IN: THE WORKPLACE... COMMERCIAL BAKERY APPLICATIONS... FOOD SERVICE & PACKAGING... AUTO PAINT & BODY SHOPS... MEDICAL E

AWARD-WINNING INNOVATION

Customer collaboration drives innovation and leads to profitable growth in our technical product categories. Food packaging and processing evolution has led to our development of a growing line of premium EcoSelect™ ProPly®, ProRedi® and InvenTec® baking, pan liner and natural food packaging papers, such as those used by Zenith Specialty Bag Co., to produce well recognized tortilla chip packaging. The highest-performance products of their type produced in North America, our EcoSelect® Pan Liner is attracting growing interest from international markets. In addition to outstanding release and char-resistant characteristics, these products now exceed stringent international standards for compostability. Our innovative range of baking products was recognized in 2011 by Baking Management magazine as the industry's top new packaging and handling product.

- *Wausau Paper is proud of its many collaborative working relationships. Shown here award winning consumer food packaging converter Zenith Specialty Bag Co., City of Industry, California.*



PMENT PACKAGING... MICROWAVEABLE FOOD PACKAGING... PROTECTIVE SHIPPING MATERIALS... AIRCRAFT AND AEROSPACE FABRICATION

48% GROWTH

Shipment of our EcoSelect® line of natural, unbleached food products such as baking papers and microwaveable food packaging grew dramatically in 2011.



74,000 TONS
61,000 TONS
2010
2011

21% YEAR-OVER-YEAR GROWTH IN FOOD SECTOR SHIPMENTS IN 2011.



From left to right

HENRY C. NEWELL
PRESIDENT AND CEO

THOMAS J. HOWATT
CHAIRMAN OF THE BOARD

TO OUR SHAREHOLDERS

2011 was a year of high intensity and change for our businesses and employees as we continue to execute against our growth strategy for both our Paper and Tissue segments. Milestones for the year include:

- The successful $27 million first-quarter rebuild of our paper machine in Brainerd, Minnesota, to provide capacity and capabilities to support growth in our Industrial & Tape and Food sectors.
- Approval of a $220 million investment in the expansion of our Tissue business including a new towel and tissue machine to support growth and provide capabilities to introduce a range of new-to-the-world and new to Wausau Paper products for our customers.
- The exit of material participation in our historical Print & Color markets through the sale of our premium brands and the shutdown of our Brokaw, Wisconsin, manufacturing operations.
- Achieving the third consecutive year of profit improvement in our Technical Papers business, marking the strongest profit performance from these sectors in more than 13 years.
- Sales of our timberland holdings to provide additional financing capacity for our strategic investments and reduce overall execution risk.
- The announcement of succession plans for our Chairman, CEO and other key segment leadership positions.

2011 $1.0B


Tissue
33%
Technical
37%
Print
30%

2017 $1.1B


Technical
48%
Tissue
52%

TISSUE SEGMENT – Our Tissue segment delivered another strong profit performance despite significant margin pressure from weather related issues and wastepaper cost increases early in the year. Margins returned to double-digit levels by the fourth quarter as price increases were fully realized and wastepaper costs moderated.

Tissue is positioned to return to historical levels of growth in 2012, driven by the result of price actions already taken and case growth of three to four percent based in large measure on the strategic repositioning of our successful EcoSoft® brand.

We are well underway with our Tissue expansion. The new towel and tissue machine is scheduled for start-up in the fourth quarter of 2012 with commercial production beginning in the first quarter of 2013. The machine will add an exciting dimension to our business allowing us to further differentiate our value proposition based on new paper substrates. The machine will utilize a technology that provides the capability to produce premium-quality towel and tissue products from 100 percent recycled fiber with less fiber and energy consumption than our current products. The business will re-launch both our DublSoft®, and DublNature® brands early in 2013 based on these new paper substrates.

PAPER SEGMENT – Our Paper segment entered 2012 a very different business with the successful exit of our Print & Color business. The focus going forward is on worldwide niche specialty paper markets in three sectors: Food; Tape & Industrial; and Coated & Liner – all are growing markets, where the segment has successfully continued to expand margins in a difficult economic environment and with input costs at record levels.

Our Food sector includes papers for food processing, packaging and foodservice. The sector delivered strong growth in 2011 with year-over-year volume up 21 percent with leading market positions in baking papers and microwaveable greaseproof applications. This is a market sector where new niches that capitalize on our technical knowledge continue to evolve.

The Tape & Industrial sector is a global market that tends to closely follow worldwide gross domestic product growth. Even in a slow-growth environment these markets have been growing. The rebuild of our Brainerd machine has provided us with industry-leading unsaturated crepe tape capabilities, and a papermaking system with the ability to support customer growth across a broad range of end-market products. In this sector we behave as a make-to-order job shop, matching our ability to innovate to a wide range of micro markets and end-user applications.

The Coated & Liner sector has changed significantly over the past five years. We have shifted our participation in these markets to a focus on premium positioning in niche specialty liner for a wide range of packaging applications and to silicone-coated products used in the manufacture of products for aerospace, wind and solar energy applications. This sector was challenged by the global reset in alternative energy markets during 2011, but represents attractive opportunities for growth.

On an overall basis our Paper segment is targeting double digit technical sector growth in 2012 as we fully deploy capacity made available as the result of our investment in Brainerd.

LOOKING FORWARD – Our vision is to be the leading provider of paper-based, environmentally sensitive brands and solutions to the markets we serve, driven by our business model of collaborative innovation.

As a company our purpose is to be a sustainable enterprise that delivers long-term attractive returns. We operate based on a set of core values including a belief that sustainable business practices are an ethical responsibility and our employees are truly the key to sustained economic performance.

As we move into 2012 we will continue to:

- **Focus on our strategic markets** - markets that are growing and earn acceptable margins: Away-From-Home Towel & Tissue; Food; Coated & Liner; and Tape & Industrial.
- **Drive growth through strategic innovation** - building competitive barriers through product and process innovation, while designing and deploying ground-breaking marketplace strategies that create opportunity.
- **Deploy integrated value delivery systems** - aligned to our strategic customers developing strategic supply chain networks and collaborating to reduce costs and create value.
- **Build a strategic operations platform to support market growth** - one that operates safely; provides statistically capable processes; supports achievement of first quartile competitive positions and invests in capabilities and capacity to support strategic growth.
- **Instill sustainable business practices** - Be the Brand by being market-centric and using collaborative innovation to understand the voice of our customers; Business Excellence by aligning our processes to the voice of the customer and systemically driving improvement; and Build the Team through leadership development, developing a value creation mindset and broadly engaging our organization.

We expect 2012 to be a year of continued economic uncertainty with cautious optimism that we will see modest improvement over 2011. Our priorities for 2012 are clear: deliver our growth strategy for both the Tissue and Paper segments and execute our Tissue expansion -- a fourth-quarter start-up of the new machine and re-launching our premium towel and tissue brands as we move into 2013.

2012 will be an exciting year for Wausau Paper. The actions we have taken over the last several years have well positioned us for growth in both our Tissue and Paper markets. We have built a strong team of leaders at every level in our organization, and look forward to building our future as we accelerate value creation in a way that benefits our shareholders and communities in which we operate.

Henry C. Newell (Hank)
President and
Chief Executive Officer

Thomas J. Howatt
Chairman of the Board

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion and analysis of our financial condition and results of operations contain forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the markets in which we compete, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, downturns in our target markets, changes in the paper industry, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, the failure to recruit and retain key personnel, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, increasing costs of certain employee and retiree benefits, unforeseen liabilities arising from current or prospective claims, attempts by shareholders to effect changes at or acquire control over the Company, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

SALES REBATES

In certain circumstances, we will grant sales rebates to help stimulate sales of some of our products. The expense for such rebates is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the customer. The amount of rebates to be paid is estimated based upon historical experience, announced rebate programs, and competitive pricing, among other things. In the future, we may take actions to increase customer rebates, possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10 "Property, Plant, and Equipment," we evaluate the recoverability of the carrying amount of long-lived assets, including dispenser systems, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows, which requires us to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions in determining fair value include determining the discount rate and future growth rates. In the years ended December 31, 2011 and 2010, we recorded an impairment loss of $58.8 million and $0.5 million, respectively, while no impairment loss was recorded in 2009. Additional information regarding impairment losses is available in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

PENSION BENEFITS

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted 2011 defined benefit pension obligations by approximately $8.1 million. In addition, a fluctuation in the expected rate of return on plan assets assumption of 25 basis points would have impacted defined benefit pension costs by approximately $0.5 million. Additional information regarding pension benefits is available in "Note 7 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

OTHER POST-RETIREMENT BENEFITS

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted the 2011 obligations for post-retirement benefits other than pension by approximately $3.1 million. In addition, a one percentage point increase in the assumed health care cost trend rate would impact obligations for post-retirement benefits by approximately $14.2 million, while a decrease of one percentage point would impact the same obligations by approximately $11.7 million. Additional information regarding post-retirement benefits is available in "Note 7 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change. Additional information regarding environmental matters is available in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the consolidated financial statements. Additional information regarding significant accounting policies is available in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

OVERVIEW

In December 2011, our Board of Directors approved the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. The Print & Color portion of the Paper business segment competed in the declining uncoated freesheet market, and was faced with continuing margin compression and volume pressures. Sale of the Print & Color brands, select paper inventory, and certain manufacturing equipment was completed in late January 2012. The permanent closure of the Brokaw mill is expected by mid-2012, marking the end of our material participation in Print & Color markets. Our exit of the Print & Color business aligns the Paper segment with growth-oriented technical markets: Industrial & Tape, Food, and Coated & Liner. The Tissue segment continues to focus on production and marketing of a broad line of paper towel and tissue products, which are marketed along with soap and dispensing system products for the industrial and commercial away-from-home market.

CONSOLIDATED

(all dollar amounts in thousands, except per share data)	**2011**	2010	2009
Net (loss) earnings	**$(21,698)**	$36,856	$20,563
Net (loss) earnings per share – basic and diluted	**$ (0.44)**	$ 0.75	$ 0.42

In 2011, we reported a net loss of $21.7 million, or $0.44 per share, compared to prior-year net earnings of $36.9 million, or $0.75 per share.

Net earnings for 2011 included after-tax facility closure charges of $52.9 million, or $1.08 per share, related to the 2012 closure of the Brokaw mill. Also included in 2011 are after-tax expenses of $4.0 million, or $0.08 per share, related to an expansion project in our Tissue segment and a paper machine rebuild within our Paper segment. In addition, 2011 included after-tax gains on sales of timberlands of $23.3 million, or $0.47 per share.

Net earnings for 2010 were impacted by a credit for income taxes of $13.6 million, or $0.28 per share, related to the conversion of the previously claimed alternative fuel mixture tax credit to the cellulosic biofuel producers tax credit, and income tax charges of $1.2 million, or $0.02 per share, related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. Also included in 2010 are after-tax charges of $2.4 million, or $0.05 per share, related to a rate adjustment associated with a natural gas transportation contract for a former manufacturing facility in Groveton, New Hampshire, and after-tax charges of $1.9 million, or $0.04 per share, related to the freezing of benefits associated with a cash balance pension plan. Additionally, 2010 included after-tax gains on sales of timberlands of $4.9 million, or $0.10 per share.

For additional information on facility closures, please refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 – Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements. For additional information on the additional income tax charges and credits, please refer to "Note 8 – Income Taxes" in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONT.

CONSOLIDATED OUTLOOK

In the near term, the pace of growth in the United States and global economies remains uncertain. With our 2012 exit from the Print & Color markets, our focus is narrowed to relatively stable or growing tissue and technical market categories. We are focused and determined to achieve sales growth in our target markets to help us achieve our long-term return-on-capital-employed target of 15%. Our ability to reach this target will continue to be influenced by general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and product pricing.

SEGMENT OVERVIEW

Our Tissue business segment's financial performance was pressured in 2011 by historically high wastepaper costs and competitive conditions in standard product categories. The Tissue segment's operating margins improved late in the year, as wastepaper costs decreased and the full benefit of earlier selling price increases were realized. We continue to focus our efforts on our value-added product categories to improve our competitive strength and operating margins. As a direct result of this focus, in 2011, our Board of Directors approved plans to expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly, value-added products. The expansion will include a new paper machine, located at our Harrodsburg, Kentucky converting facility, which will be capable of producing premium towel and tissue products from 100% recycled fiber. This $220 million expansion project remains on budget and continues to meet all construction and product development milestones. Systems testing and machine start-up are anticipated to occur in the fourth quarter of 2012.

In December 2011, we announced the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. Our exit of the Print & Color business allows us to narrow our focus to growth within our core technical markets. The Paper segment demonstrated year over year earnings improvement within these core technical markets during 2011, despite increased fiber costs and inconsistent demand in certain technical market categories.

NET SALES AND GROSS PROFIT ON SALES

CONSOLIDATED

(all dollar amounts in thousands)	**2011**	2010	2009
Net sales	**$1,034,574**	$1,055,688	$1,032,144
Tons sold	**627,260**	666,614	685,045
Gross profit on sales	**$ 58,598**	$ 130,645	$ 132,834
Gross profit margin	**6%**	12%	13%

Net sales for the year ended December 31, 2011 were $1,034.6 million, compared with net sales of $1,055.7 million for the year ended December 31, 2010, a decrease of 2%. Total shipments in 2011 of 627,260 tons decreased 6% from the 666,614 tons shipped in 2010, primarily due to volume reductions within the Paper segment's Print & Color sector. Net sales in 2009 were $1,032.1 million, and total tons shipped were 685,045 tons.

Comparing 2011 to 2010, average net selling price increased over 4%, or over $34 million, with actual net selling price increases contributing to more than three-quarters of the improvement, and the remaining increase a result of enhancements in overall product mix. Compared to 2009, 2010 average net selling price increased over 5%, increasing net sales by $53 million, with actual net selling price increases contributing to more than half of the improvement, and the remaining increase a result of enhancements in overall product mix.

Gross profit margin decreased to $58.6 million, or 5.7% of net sales, in 2011 compared with $130.6 million, or 12.4% of net sales, in 2010. Gross profit margin in 2009 was $132.8 million, or 12.9% of net sales. During the year ended December 31, 2011, as compared to the same period in 2010, an increase in fiber and energy costs of approximately $19 million and $5 million, respectively, partially offset an increase in average net selling price, and increased gains from our timberland sales. In addition, gross profit in 2011 was impacted by Brokaw mill closure charges within our Paper segment of $75.6 million, and expenses totaling $4.8 million due to a paper machine rebuild within our Paper segment and an expansion project in our Tissue segment. In 2010 as compared to 2009, a significant increase in fiber costs more than offset a decrease in energy costs, an increase in average net selling price, and increased gains from our timberland sales. Our timberland sales favorably impacted gross profit by $36.0 million in 2011, $8.0 million in 2010, and $3.2 million in 2009.

Raw materials and packaging comprise approximately 60% of our total cost of sales, with market pulp, wastepaper, and purchased towel and tissue parent rolls accounting for over three-quarters of this total. Labor and fringes are approximately 20% of our total cost of sales, while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 10% of our cost of sales.

Fiber prices, consisting primarily of market pulp, wastepaper, pulpwood, and purchased towel and tissue parent rolls, increased during both 2011 and 2010. As compared to 2010, 2011 fiber costs increased approximately $19 million, after increasing approximately $63 million in 2010 as compared with 2009.

During the second half of 2009, pulp and wastepaper prices steadily increased, and continued their upward trend through the first six months of 2010, reaching record-high levels. Although pulp and wastepaper prices declined modestly late in 2010, they remained at elevated levels. In 2011, pulp and wastepaper prices further increased, reaching record highs before declining significantly in the last quarter of the year. Pulp and wastepaper prices have remained steady early in 2012.

In 2011, we consumed approximately 341,000 air-dried metric tons of market pulp and 146,000 standard tons of wastepaper. Approximately 390,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper were consumed in 2010. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $22 per air-dried metric ton, or over $9 million, in 2011 as compared to 2010. As compared with 2009, the average price of market pulp increased approximately $114 per air-dried metric ton, or over $54 million in

2010. The average price of wastepaper, used in the production of towel and tissue products, increased $26 per standard ton, or almost $4 million, in 2011 as compared to 2010. As compared with 2009, the average price of wastepaper increased $71 per standard ton, or almost $10 million, in 2010. Purchased towel and tissue parent rolls, used in our Tissue segment's converting operation, increased $68 per standard ton, or almost $5 million, in 2011 as compared to 2010, after remaining relatively flat in 2010 as compared to the year before. The average price of pulpwood increased $4 per cord, or approximately $1 million, in 2011 as compared to 2010, after remaining relatively flat in 2010 as compared to 2009.

Energy-related prices, consisting primarily of natural gas, electricity, coal, fuel oil, and transportation, increased in 2011 as compared to 2010, with increases in the prices of electricity, fuel oil, transportation, and coal more than offsetting a decrease in the price of natural gas. During 2010, overall energy prices declined slightly in comparison with 2009, with decreases in prices of natural gas, electricity, and coal more than offsetting an increase in the prices of fuel oil and transportation. In total, energy-related costs, including transportation, increased approximately $5 million in 2011 as compared with 2010, after decreasing approximately $5 million in 2010 as compared with 2009.

During 2011, the average price of natural gas decreased 8%, or more than $1 million, as compared with 2010. Comparing 2010 with 2009, the average price of natural gas decreased almost 13%, or nearly $3 million. As compared with 2010, 2011 electricity costs increased almost 9%, or approximately $2 million, and coal costs remained relatively flat. Fuel oil costs also remained flat in 2011 as compared with 2010. As compared with 2009, 2010 fuel oil costs remained flat, electricity costs decreased 9%, or more than $2 million, and coal costs decreased 12%, or over $3 million. In addition, transportation prices increased approximately $4 million in 2011 as compared with 2010, after increasing nearly $4 million from the prior year.

Labor and fringe costs increased 1% in 2011 as compared to 2010, after increasing 4% in 2010 as compared to 2009. The increase in labor and fringe costs in 2010 was partially due to the cessation of a hiring freeze that had been implemented during 2009. Depreciation expenses decreased 4% in 2011 as compared to 2010, after decreasing 36% in 2010 as compared to 2009. The decrease in 2010, as compared to 2009, was due to the impact of accelerated depreciation related to facility closures in 2009. For additional information, refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

TISSUE

(all dollar amounts in thousands)	**2011**	2010	2009
Net sales	**$336,268**	$343,309	$336,215
Tons sold	**173,451**	176,758	176,562
Gross profit on sales	**$ 55,251**	$ 69,192	$ 72,020
Gross profit margin	**16%**	20%	21%
Operating profit	**$ 31,358**	$ 46,150	$ 49,469

In April 2011, our Board of Directors approved plans to expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly, value-added products. The expansion will include a new paper machine, located at our Harrodsburg, Kentucky converting facility, which will be capable of producing premium towel and tissue products from 100% recycled fiber. We anticipate systems testing and machine start-up to occur in the fourth quarter of 2012.

Tissue 2011 net sales were $336.3 million, a decrease of 2% from 2010 net sales of $343.3 million. Shipments decreased 2% in 2011 to 173,451 tons compared with 176,758 tons shipped in 2010. In 2009, net sales were $336.2 million on shipments of 176,562 tons. Despite increases in average net selling price late in 2011, year-over-year, average net selling price remained relatively flat in 2011 as compared to 2010. Average net selling price increased approximately 2% in 2010 as compared to 2009, favorably impacting net sales by nearly $8 million. Actual net selling price increases accounted for approximately one-third of the average net selling price gain, while the remaining increase resulted from product mix improvements.

Market demand for away-from-home towel and tissue products decreased slightly in 2011 after decreasing slightly in 2010. Shipments of Tissue's higher-priced, value-added products remained flat in 2011, after increasing 7% in 2010, while shipments of lower-priced standard products decreased 4% in 2011 after decreasing 4% in 2010. As 2012 began, away-from-home towel and tissue prices have remained relatively stable.

Tissue gross profit margin was 16.4% in 2011, 20.2% in 2010, and 21.4% in 2009. Increases in the cost of wastepaper, purchased towel and tissue parent rolls, transportation, electricity, and fuel oil more than offset a slight decrease in the cost of pulp, natural gas, and coal, resulting in decreased margins in 2011 as compared to 2010. Wastepaper, purchased towel and tissue parent rolls, transportation, electricity, and fuel oil combined to increase more than $11 million, while pulp, natural gas, and coal prices combined to decrease less than $1 million in 2011 as compared with 2010. Increases in the cost of wastepaper, pulp, and purchased towel and tissue parent rolls more than offset an increase in average net selling price and the reduced cost of electricity and coal, resulting in decreased margins in 2010 as compared to 2009. Wastepaper, pulp, and purchased towel and tissue parent roll prices increased $12 million, while energy prices decreased almost $1 million in 2010 as compared with 2009.

In 2011, approximately 39%, or 69,000 tons, of Tissue's total parent roll consumption was purchased from other towel and tissue manufacturers, compared to the 76,000 tons of parent rolls purchased in 2010. The decrease was primarily due to increased efficiency and output of our towel machine at the Middletown, Ohio mill. Industry supply of these parent rolls was readily available throughout 2011 and 2010.

PAPER

(all dollar amounts in thousands)	2011	2010	2009
Net sales	**$698,306**	$712,379	$695,929
Tons sold	**453,809**	489,856	508,483
Gross (loss) profit on sales	**$ (32,720)**	$ 55,621	$ 58,335
Gross margin	**(5%)**	8%	8%
Operating (loss) profit	**$ (76,225)**	$ 12,301	$ 9,602

In December 2011, our Board of Directors approved the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. The Print & Color portion of the Paper business segment competed in the declining uncoated freesheet market, and was therefore faced with continuing margin compression and volume pressures. Sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment was completed in late January 2012. Permanent closure of the Brokaw mill is expected by mid-2012, marking the end of our material participation in Print & Color markets. Our exit of the Print & Color business aligns the Paper segment with growth-oriented technical markets, including Industrial & Tape, Food, and Coated & Liner. The Company is transitioning production capacity at the Brainerd, Minnesota paper mill from Print & Color to technical markets. The 2011 rebuild of the paper machine at the Brainerd mill provides capacity to serve the growing global tape market. Commercialization of the Brainerd mill's new technical capabilities is on schedule with volume ramp-up well underway.

The Paper segment recorded net sales of $698.3 million for the year ended December 31, 2011, compared to $712.4 million for the year ended December 31, 2010, a decrease of 2%. Shipments decreased more than 7% over the same time period, from 489,856 tons in 2010 to 453,809 tons in 2011, due primarily to volume reductions within the Print & Color market. Net sales and shipments in 2009 were $695.9 million and 508,483 tons, respectively. Product shipments in 2010 declined approximately 4% from 2009, due primarily to capacity reductions associated with 2009 facility closures.

Comparing 2011 with 2010, average net selling price increased approximately 6%, or more than $33 million, with actual price increases contributing to approximately three-quarters of the increase, and the remaining increase a result of enhancements in overall product mix. Comparing 2010 with 2009, average net selling price increased approximately 6%, or $42 million, with actual price increases contributing more than two-thirds of the increase, and the remaining increase a result of enhancements in overall product mix.

Demand within the Industrial & Tape category, as well as Coated & Liner papers, increased throughout 2010, and further increased during 2011. Demand in the Food market segment also increased during 2010, and throughout 2011 demand in the Food market category continued to improve steadily. Uncoated free sheet demand, the broad market category in which our Print & Color sector competed, has generally declined over the last twelve years. Although market demand data is not available for the specific market segments in which we compete, the following table summarizes our estimated changes in market demand for the major market segments:

ESTIMATED CHANGE IN MARKET DEMAND

	2011	2010
Food	**4%**	4%
Industrial & Tape	**4%**	7%
Coated & Liner	**4%**	4%
Print & Color	**(3%)**	(5%)

The following table summarizes the changes in shipments of our primary product categories:

CHANGE IN SHIPMENTS

	2011	2010
Food	**21%**	(2%)
Industrial & Tape	**0%**	(2%)
Coated & Liner	**(5%)**	(13%)
Print & Color	**(19%)**	(2%)

In 2011, shipments within our Industrial & Tape category remained flat, while shipments in the Food category increased substantially. This increase in our Food product categories was mainly a result of steady volume and market share growth. Although estimated demand increased in the overall Coated & Liner market segment, shipments within our Coated & Liner market category declined as a result of our focus on highly technical, coated liners for alternative energy and aerospace markets. Shipments in our Print & Color sector declined significantly due to our planned decrease in participation in the Print & Color market category. The Paper segment's core markets remain competitive with competition coming from paper-based products as well as other film-based substrates. Product pricing has remained very competitive, and as 2012 began, prices were relatively stable.

In 2010, the shutdown of the Paper segment's mill in Jay, Maine led to the majority of the decline in shipments within our Food and Industrial & Tape sectors. Volume performance in our Coated & Liner sector reflects our market shift away from label base categories to highly technical, coated liners for alternative energy markets. Shipments in our Print & Color sector outperformed the broader market, demonstrating share growth.

The Paper segment recorded a negative gross margin in 2011 of 4.7%, and gross profit margins of 7.8% in 2010, and 8.4% in 2009. Gross margin in 2011 was impacted by facility closure charges, related to the 2012 closure of our Brokaw paper mill of $75.6 million, and expenses of $4.0 million related to a paper machine rebuild at our Brainerd paper mill. In addition, during the year ended December 31, 2011, as compared to the same period in 2010, an increase in pulp and pulpwood costs of approximately $10 million and an increase in electricity, transportation, and coal costs of over $4 million were more than offset by the increase in average selling price and a reduction in the cost of natural gas and fuel oil of approximately $1 million.

Comparing the year ended December 31, 2010 to the same period in 2009, increases in the cost of pulp and transportation were greater than the increase in average net selling price and the reduced cost of natural gas, electricity, and coal, resulting in lower margins in 2010 compared to 2009. Pulp prices increased $51 million, while energy prices decreased by $4 million in 2010 as compared to 2009. In addition, 2009 gross profit was impacted by facility closure charges of $22.4 million, primarily related to the closure of the Jay, Maine paper mill, and gains totaling $16.2 million related to an alternative fuel mixture credit and the sale of a non-strategic yeast manufacturing operation.

In 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit was equal to $0.50 per gallon of alternative fuel contained in the mixture and was refundable in cash. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our paper mill in Mosinee, Wisconsin was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. For the year ended December 31, 2009, operating profits were positively impacted by $13.5 million due to the alternative fuel mixture tax credit.

In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

Additional information regarding facility closures is available in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures and the cellulosic biofuel credit, please refer to "Note 3 – Alternative Fuel Mixture Credits" and "Note 8 – Income Taxes" in the Notes to Consolidated Financial Statements.

BACKLOG

Consolidated customer order backlogs were approximately 30,500 tons, representing $47.0 million in sales at December 31, 2011, compared to 31,000 tons, or $48.4 million in sales, as of December 31, 2010. Consolidated customer order backlogs were 42,300 tons, or $63.5 million in sales, as of December 31, 2009. Our Paper segment backlog totaled 28,500 tons at December 31, 2011, compared to 29,300 tons at December 31, 2010. Our Tissue segment's backlog tons increased to 2,000 tons at December 31, 2011, from 1,700 tons at December 31, 2010. Changes in customer backlog do not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2011 is expected to be shipped during 2012.

LABOR

We employed approximately 2,300 at the end of 2011. Most hourly mill employees are covered under collective bargaining agreements. We negotiated a five-year umbrella agreement with the United Steelworkers that was ratified on February 4, 2011. The agreement covers all five collectively bargained mills and includes competitive increases in wages and retirement income benefits. On December 20, 2011, the Company and the United Steelworkers Local 1381 signed a closure agreement for the Brokaw, Wisconsin paper mill, which included severance and continuation of certain benefits.

SELLING AND ADMINISTRATIVE EXPENSES

(all dollar amounts in thousands)	**2011**	2010	2009
Selling and administrative expense	**$78,482**	$86,804	$83,229
Percent (decrease) increase	**(10%)**	4%	(7%)
As a percent of net sales	**8%**	8%	8%

Selling and administrative expenses for the year ended December 31, 2011 were $78.5 million, compared to $86.8 million in the same period of 2010. Selling and administrative expenses were $83.2 million for the year ended December 31, 2009. In 2011, stock-based incentive compensation programs resulted in expense of $2.9 million, compared to expense of $2.3 million in 2010. In 2009, selling and administrative expenses were impacted by stock incentive program credits of $3.1 million.

In 2010, selling and administrative expenses were impacted by charges of $3.8 million related to a rate adjustment associated with a natural gas transportation contract and $3.1 million related to the freezing of benefits associated with a cash balance pension plan. The majority of the remaining decrease in selling and administrative expenses in 2011 as compared to 2010 was primarily due to reduced provisions for doubtful accounts and decreases in compensation expenses. In 2010 as compared with 2009, declines in advertising and compensation expenses accounted for the majority of the remaining decrease in selling and administrative expenses. For additional information on our stock incentive programs, refer to "Note 9 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

RESTRUCTURING CHARGES

In December 2011, we announced plans to sell our premium Print & Color brands, and close our Brokaw paper mill. The sale, to Neenah Paper, Inc., closed on January 31, 2012. The Brokaw mill is expected to be permanently closed by mid-2012, and will affect approximately 450 hourly and salaried jobs. The cost of sales for the year ended December 31, 2011 was impacted by $75.6 million in pre-tax charges related to impairment charges on mill assets, an adjustment of mill inventory and spare parts to net realizable value, and a curtailment charge related to an hourly defined pension plan. Pre-tax restructuring expense related to severance and benefit continuation costs and other associated closure costs was $6.2 million for the year ended December 31, 2011. Sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper was completed in late January 2012, generating cash proceeds of $20.5 million.

For the year ended December 31, 2009, we recorded pre-tax restructuring charges of $5.5 million related to employee severance and benefit continuation costs and other associated closure costs primarily related to the closure of our Paper segment's converting operations in Appleton, Wisconsin, and the closure of our Paper segment's paper mills in Jay, Maine and Groveton, New Hampshire. We did not incur any additional pre-tax restructuring charges related to these closures in 2011 or 2010.

For additional information, refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

OTHER INCOME AND EXPENSE

(all dollar amounts in thousands)	2011	2010	2009
Interest expense	**$6,850**	$6,587	$8,986
Loss on early extinguishment of debt	**666**	–	–
Other income, net	**66**	234	111

Interest expense increased slightly for the year ended December 31, 2011, to $6.9 million compared to $6.6 million for the year ended December 31, 2010, due primarily to an increase in average debt balances outstanding during the respective years. Total debt was $127.6 million at December 31, 2011 and $127.4 million at December 31, 2010; however, the average debt balance during 2011 was higher than the average debt balance in 2010. Interest expense for the year ended December 31, 2009 was $9.0 million.

INCOME TAXES

(all dollar amounts in thousands)	2011	2010	2009
Income tax (credit) provision	**$(11,840)**	$632	$14,635
Effective tax rate	**(35.3%)**	1.7%	41.6%

The effective tax rate for the year ended December 31, 2011 was approximately 35%. The effective tax rate for 2012 is expected to be approximately 37%.

During the first quarter of 2010, we recorded an additional provision for deferred income taxes of $1.2 million related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The passage of these Acts eliminated the income tax deduction for retiree health care costs beginning in 2013 equal to the federal subsidies received for providing retiree prescription drug benefits.

Additionally, in October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million. The effective tax rate for the year ended December 31, 2010, excluding these additional items, was approximately 35%.

In 2009, we incurred additional state income tax charges related to changes in state tax laws, a tax audit settlement, and other permanent tax items. The effective tax rate excluding these additional charges was 38%.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND CAPITAL EXPENDITURES

(all dollar amounts in thousands)	2011	2010	2009
Cash provided by operating activities	**$64,484**	$ 22,753	$110,914
Working capital	**$71,039**	$109,139	$ 92,122
Percent (decrease) increase	**(35%)**	18%	(22%)
Current ratio	**1.5:1**	1.8:1	1.7:1
Capital expenditures	**$78,063**	$ 42,990	$ 45,948
Percent increase (decrease)	**82%**	(6%)	(5%)

Cash provided by operating activities was $64.5 million during the year ended December 31, 2011, compared to $22.8 million for the year ended December 31, 2010. Cash provided by operating activities increased in 2011 as compared to 2010, primarily due to significant improvements in working capital, attributable to decreases in inventories and receivables. Cash provided by operating activities decreased in 2010 as compared to 2009, primarily due to an increase in inventories and a decline in cash net earnings, which includes the impact of income tax credits and provisions.

In April 2011, our Board of Directors approved a $220 million project, $207 million of which is capital-related, that will expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly products. The expansion will include a new paper machine capable of producing premium towel and tissue products from 100 percent recycled fiber. Capital spending related to this project was $45 million in 2011, and we anticipate future capital spending to be approximately $150 million in 2012, and $12 million in 2013. We expect to fund the project primarily from future cash flows from operations and available credit from our established $325 million borrowing base. Construction related to the new paper machine, which will be located at our converting facility in Harrodsburg, Kentucky, is underway, with systems testing and machine startup expected in the fourth quarter of 2012.

Capital expenditures totaled $78.1 million, $43.0 million, and $45.9 million in 2011, 2010, and 2009, respectively. The increase in capital expenditures in 2011 as compared to 2010 is primarily due to the $27 million paper machine rebuild in our Paper segment that was completed in early 2011 and the Tissue expansion project. It is expected that capital spending will be approximately $162 million in 2012.

During 2011, we sold approximately 80,700 acres of timberlands for an after-tax gain of $23.3 million. We sold approximately 6,700 acres of timberlands for an after-tax gain of $4.9 million in 2010, and approximately 5,000 acres of timberlands for an after-tax gain of $2.0 million in 2009. We have completed the sale of the timberlands in our timberland sales program.

We believe that the available credit under our credit agreements, cash provided by operations, and proceeds from the sale transaction with Neenah Paper in late January 2012 will be sufficient to meet our cash flow needs for debt maturities, capital, working capital, and investing activities in 2012.

DEBT AND EQUITY

(all dollar amounts in thousands)	2011	2010	2009
Short-term debt	$ –	$ –	$ 52
Long-term debt	**127,650**	127,382	117,944
Total debt	**127,650**	127,382	117,996
Stockholders' equity	**196,244**	259,666	225,422
Total capitalization	**323,894**	387,048	343,418
Long-term debt/ capitalization ratio	**39%**	33%	34%

At December 31, 2011, total debt was $127.7 million, relatively consistent with the $127.4 million reported at December 31, 2010.

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010 issuance of $50 million of unsecured senior notes having an interest rate of 5.69%, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. On April 4, 2011, we issued an additional aggregate principal amount of $50 million of our senior notes under the terms of this note purchase and private-shelf agreement. The notes bear interest at 4.68% and mature on April 4, 2018. On August 22, 2011, the private-shelf agreement was amended to expand the total amount available under the private-shelf agreement to $150 million. In connection with this amendment, the parties to the private-shelf agreement agreed to issue additional notes totaling $50 million on April 9, 2012. These notes will bear interest at 4.00% and will mature on June 30, 2016. At December 31, 2011, $100 million was currently outstanding under the note purchase and private-shelf agreement.

During the second quarter of 2011, we settled our obligations related to the $35 million unsecured private placement notes scheduled to expire in August 2011. The settlement of these obligations resulted in the recognition of a loss on early extinguishment of debt of $0.7 million in the year ended December 31, 2011, which reflects the premiums paid to retire the unsecured private placement notes, net of unamortized premiums and issuance costs.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. At December 31, 2011 and 2010, there were no amounts outstanding under the revolving-credit agreement. There was $33.0 million in outstanding borrowings under the revolving-credit agreement at December 31, 2009.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement. At December 31, 2011 and 2010, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2011, 2010, and 2009 were $8.7 million, $23.2 million, and $30.5 million, respectively.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

At December 31, 2011, the amount of commercial paper outstanding has been classified as long-term on our Consolidated Balance Sheets as we have the ability and intent to refinance the obligations under our revolving-credit agreement.

On December 31, 2011, we had a total of approximately $196 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk.

In February 2008, our Board of Directors authorized the repurchase of 2,500,000 shares of Wausau Paper common stock. There were no repurchases of common stock during 2011, 2010, and 2009. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2011, there were 2,009,774 shares available for purchase under the existing authorization.

In 2009, no cash dividends on our common stock were declared as a result of the suspension of cash dividends. The Board of Directors reinstated cash dividends on October 20, 2010. In 2011 and 2010, the Board of Directors declared cash dividends of $0.12 and $0.06 per share of common stock, respectively.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2011:

		PAYMENTS DUE BY PERIOD					
(all dollar amounts in thousands)	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$ 127,650	$ 8,650	$ –	$ –	$ –	$ –	$119,000
Interest on debt	32,998	6,227	6,210	5,725	5,270	5,270	4,296
Operating leases	1,472	1,232	108	73	53	6	–
Capital spending commitments	93,886	93,886	–	–	–	–	–
Retirement plan contributions	23,300	23,300	–	–	–	–	–
Post-retirement benefit plan contributions	3,800	3,800	–	–	–	–	–
Purchase obligations	728,458	219,624	200,479	107,029	92,878	52,429	56,019
	$1,011,564	$356,719	$206,797	$112,827	$98,201	$57,705	$179,315

As discussed in "Note 8 – Income Taxes" in the Notes to Consolidated Financial Statements, on January 1, 2007, we adopted the provisions of FASB ASC Subtopic 740-10 (originally issued as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"). At December 31, 2011, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $1.9 million. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

The interest on debt with variable rates of interest has been calculated utilizing the interest rate in effect at December 31, 2011. For additional information on debt and interest obligations, please refer to "Note 5 – Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 6 – Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 7 – Pension and Other Post-retirement Benefit Plans."

SELECTED FINANCIAL DATA

(all amounts in thousands, except per share data)	2011*	2010**	2009***	2008****	2007*****
	For the Year Ended December 31,				
Financial Results					
Net sales	**$1,034,574**	$ 1,055,688	$ 1,032,144	$ 1,191,764	$ 1,240,438
Depreciation, depletion, and amortization	**55,815**	56,529	75,160	69,468	94,330
Operating (loss) profit	**(26,088)**	43,841	44,073	(16,754)	(13,767)
Interest expense	**6,850**	6,587	8,986	10,283	11,080
(Loss) earnings before income taxes	**(33,538)**	37,488	35,198	(26,670)	(24,054)
Net (loss) earnings	**(21,698)**	36,856	20,563	(15,834)	(1,825)
Cash dividends paid	**5,905**	1,475	4,151	16,713	17,205
Cash flows from operating activities	**64,484**	22,753	110,914	(2,520)	54,813
Per Share					
Net (loss) earnings – basic	**$ (0.44)**	$ 0.75	$ 0.42	$ (0.32)	$ (0.04)
Net (loss) earnings – diluted	**(0.44)**	0.75	0.42	(0.32)	(0.04)
Cash dividends declared	**0.12**	0.06	–	0.34	0.34
Stockholders' equity	**3.99**	5.30	4.62	4.23	5.57
Basic average number of shares outstanding	**49,160**	48,965	48,834	49,033	50,477
Price range (low and high closing)	**$ 5.86-8.96**	$6.12-11.66	$3.80-11.87	$6.69-11.44	$8.60-15.52
Financial Condition					
Working capital	**$ 71,039**	$ 109,139	$ 92,122	$ 118,830	$ 112,922
Total assets	**678,830**	677,609	655,101	710,850	744,197
Long-term debt	**127,650**	127,382	117,944	191,963	139,358
Stockholders' equity	**196,244**	259,666	225,422	207,581	280,915
Capital expenditures	**78,063**	42,990	45,948	48,324	30,088
Ratios					
Percent net (loss) earnings to sales	**(2.1%)**	3.5%	2.0%	(1.3%)	(0.1%)
Percent net (loss) earnings to average stockholders' equity	**(9.5%)**	15.2%	9.5%	(6.5%)	(0.7%)
Ratio of current assets to current liabilities	**1.5 to 1**	1.8 to 1	1.7 to 1	1.8 to 1	1.7 to 1
Percent of long-term debt to total capitalization	**39.4%**	32.9%	34.4%	48.0%	33.2%

*In 2011, includes after-tax expense of $52.9 million ($81.8 million pre-tax) or $1.08 per share of closure costs associated with the 2012 closure of Paper's Brokaw, Wisconsin mill. In addition, 2011 includes after-tax gains of $23.3 million ($36.0 million pre-tax) or $0.47 per share related to timberland sales, and after-tax expenses of $4.0 million ($6.2 million pre-tax) or $0.08 per share related to the Tissue expansion project and the paper machine rebuild at Paper's Brainerd, Minnesota mill.

**In 2010, includes after-tax expense of $2.4 million ($3.8 million pre-tax) or $0.05 per share related to a rate adjustment associated with a natural gas transportation contract for the former manufacturing facility in Groveton, New Hampshire, and after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to the freezing of benefits associated with a cash balance pension plan. Also, includes charges of $1.2 million or $0.02 per share related to the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. Further, 2010 includes a credit for income taxes of $13.6 million or $0.28 per share related to the conversion of the previously claimed alternative fuel mixture tax credit to the cellulosic biofuel producers tax credit.

***In 2009, includes after-tax expense of $17.3 million ($27.9 million pre-tax) or $0.35 per share related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire and Jay, Maine mills, Appleton, Wisconsin converting facility, and the sale and closure of roll wrap operations. In addition, includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Tissue's Middletown, Ohio mill and the start-up of Paper's distribution center in Bedford Park, Illinois. Also in 2009, includes after-tax gains of $8.4 million ($13.5 million pre-tax) or $0.17 per share related to a tax credit for the use of alternative fuel mixtures at Paper's Mosinee, Wisconsin facility. Further, includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Paper's non-core yeast business.

****In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Paper's Groveton, New Hampshire mill, the sale and closure of the roll wrap portion of our Paper business, the permanent machine shutdown at Paper's Jay, Maine mill, and the planned closure of converting operations at Paper's Appleton, Wisconsin facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.

*****In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Paper's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp
Mosinee, Wisconsin

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau Paper Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 29, 2012

CONSOLIDATED BALANCE SHEETS

(all dollar amounts in thousands)	As of December 31, 2011	2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 26,661**	$ 2,003
Receivables, net	**87,918**	94,148
Refundable income taxes	**161**	6,720
Inventories	**80,525**	106,328
Spare parts	**26,532**	29,582
Other current assets	**4,537**	5,117
Total current assets	**226,334**	243,898
Property, plant, and equipment – net	**369,836**	380,801
Deferred income taxes	**32,607**	–
Other assets	**50,053**	52,910
Total Assets	**$678,830**	$677,609
Liabilities		
Current liabilities:		
Accounts payable	**$ 77,925**	$ 70,289
Deferred income taxes	**–**	5,228
Accrued and other liabilities	**77,370**	59,242
Total current liabilities	**155,295**	134,759
Long-term debt	**127,650**	127,382
Deferred income taxes	**–**	3,765
Post-retirement benefits	**97,421**	80,802
Pension	**77,824**	36,512
Other noncurrent liabilities	**24,396**	34,723
Total Liabilities	**482,586**	417,943
Commitments and contingencies	**–**	–
Stockholders' Equity		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	**–**	–
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2011 and 2010)	**178,315**	178,089
Retained earnings	**260,016**	287,664
Accumulated other comprehensive loss	**(104,077)**	(66,179)
Treasury stock, at cost (10,948,264 and 11,098,872 shares in 2011 and 2010, respectively)	**(138,010)**	(139,908)
Total stockholders' equity	**196,244**	259,666
Total Liabilities and Stockholders' Equity	**$678,830**	$677,609

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in thousands, except per share data)	For the Year Ended December 31, 2011	2010	2009
Net sales	**$1,034,574**	$1,055,688	$1,032,144
Cost of sales	**975,976**	925,043	899,310
Gross profit	**58,598**	130,645	132,834
Selling and administrative	**78,482**	86,804	83,229
Restructuring	**6,204**	–	5,532
Operating (loss) profit	**(26,088)**	43,841	44,073
Other income (expense):			
Interest expense	**(6,850)**	(6,587)	(8,986)
Loss on early extinguishment of debt	**(666)**	–	–
Other, net	**66**	234	111
(Loss) earnings before income taxes	**(33,538)**	37,488	35,198
(Credit) provision for income taxes	**(11,840)**	632	14,635
Net (loss) earnings	**$ (21,698)**	$ 36,856	$ 20,563
Net (loss) earnings per share – basic and diluted	**$ (0.44)**	$ 0.75	$ 0.42
Weighted average shares outstanding – basic	**49,160**	48,965	48,834
Weighted average shares outstanding – diluted	**49,160**	49,292	49,117
Dividends declared per common share	**$ 0.12**	$ 0.06	$ –

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts in thousands)	For the Year Ended December 31, 2011	2010	2009
Cash Flows From Operating Activities:			
Net (loss) earnings	**$(21,698)**	$36,856	$20,563
Provision for depreciation, depletion, and amortization	**55,815**	56,529	75,160
(Credit) provision for losses on accounts receivable	**(201)**	607	729
Loss on early extinguishment of debt	**666**	–	–
Gain on sale of assets	**(36,202)**	(9,059)	(5,062)
Impairment of long-lived assets	**58,837**	536	–
Non-cash inventory, spare parts and other writedowns	**13,093**	–	–
Compensation expense for stock-based awards	**3,016**	3,133	3,291
Deferred income taxes	**(23,269)**	(22,327)	12,344
Changes in operating assets and liabilities:			
Receivables	**6,432**	3,776	(2,520)
Inventories	**18,965**	(16,324)	28,191
Other assets	**(17,608)**	(21,412)	(22,561)
Accounts payable and other liabilities	**(1,558)**	(6,424)	(682)
Accrued and refundable income taxes	**8,196**	(3,138)	1,461
Net cash provided by operating activities	**64,484**	22,753	110,914
Cash Flows From Investing Activities:			
Capital expenditures	**(78,063)**	(42,990)	(45,948)
Grants received for capital expenditures	**610**	1,838	–
Proceeds from sale of assets	**43,830**	10,653	9,615
Net cash used in investing activities	**(33,623)**	(30,499)	(36,333)
Cash Flows From Financing Activities:			
Net (payments) issuances of commercial paper	**(14,590)**	(7,274)	14,604
Borrowings under credit agreements	**36,250**	20,000	77,050
Payments under credit agreements	**(36,250)**	(53,000)	(96,550)
Issuances of notes payable	**50,000**	50,000	–
Payments of notes payable	**(35,000)**	(28)	(68,567)
Payment of premium on early extinguishment of debt	**(708)**	–	–
Dividends paid	**(5,905)**	(1,475)	(4,151)
Proceeds from stock option exercises	**–**	229	–
Net cash (used in) provided by financing activities	**(6,203)**	8,452	(77,614)
Net increase (decrease) in cash and cash equivalents	**24,658**	706	(3,033)
Cash and cash equivalents at beginning of year	**2,003**	1,297	4,330
Cash and cash equivalents at end of year	**$ 26,661**	$ 2,003	$ 1,297
Supplemental Cash Flow Information:			
Interest paid – net of amount capitalized	**$ 5,677**	$ 4,567	$ 8,967
Income taxes paid	**$ 1,176**	$11,334	$ 5,524

Noncash investing activities: For the years ended December 31, 2011, 2010, and 2009, capital expenditures included in accounts payable were $20.3 million, $5.0 million, and $3.7 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2008	$174,816	$ 233,239	$ (57,700)	$(142,774)	$207,581
Comprehensive earnings, 2009:					
Net earnings		20,563			20,563
Retirement and other post-retirement plans (Net of $2,643 deferred tax)			(5,423)		(5,423)
Comprehensive earnings, 2009					15,140
Dividends on stock-based awards		(45)			(45)
Restricted stock grant	(267)			832	565
Settlement of performance unit grant	(1,330)			785	(545)
Stock-based award compensation	2,726				2,726
Balances December 31, 2009	175,945	253,757	(63,123)	(141,157)	225,422
Comprehensive earnings, 2010:					
Net earnings		36,856			36,856
Retirement and other post-retirement plans (Net of $271 deferred tax)			(3,056)		(3,056)
Comprehensive earnings, 2010					33,800
Cash dividends declared		(2,949)			(2,949)
Stock options exercised	(87)			316	229
Restricted stock grant	203			(51)	152
Settlement of performance unit grant	(952)			984	32
Stock-based award compensation	2,980				2,980
Balances December 31, 2010	**178,089**	**287,664**	**(66,179)**	**(139,908)**	**259,666**
Comprehensive loss, 2011:					
Net loss		**(21,698)**			**(21,698)**
Retirement and other post-retirement plans (Net of $25,371 deferred tax)			**(37,898)**		**(37,898)**
Comprehensive loss, 2011					**(59,596)**
Cash dividends declared		**(5,950)**			**(5,950)**
Restricted stock grant	**53**			**(101)**	**(48)**
Settlement of performance unit grant	**(2,823)**			**1,999**	**(824)**
Stock-based award compensation	**2,996**				**2,996**
Balances December 31, 2011	**$178,315**	**$ 260,016**	**$(104,077)**	**$(138,010)**	**$196,244**

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within two principal segments: Tissue and Paper. Our products are primarily sold within the United States and Canada.

The Tissue segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market. The Paper segment manufactures, converts, and markets specialty papers for industrial, commercial, and consumer end markets.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $24.8 million and $1.9 million of cash and cash equivalents on deposit with one bank at December 31, 2011 and 2010, respectively.

INVENTORIES

Pulpwood, finished paper products, and approximately 99% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $1.2 million and $0.2 million for the years ended December 31, 2011 and 2010, respectively.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations.

Buildings are depreciated over a 20 to 45 year period; machinery and equipment over a 3 to 20 year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Interest capitalized on long-term projects in 2011, 2010, and 2009 totaled $0.8 million, $0.2 million, and $0.7 million, respectively.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, generally based on a discounted cash flow analysis. In 2011 and 2010, we recorded impairment losses of $58.8 million and $0.5 million, respectively. No impairment loss was recorded in 2009. See Note 2 for a further discussion on impairment losses.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. Depletion is either recorded as each block is harvested or as a percentage of each block harvested. The cost and related depletion of timberlands sold under our timberland sales program are removed from the accounts, and any resulting gains or losses are included as a component of cost of sales in the Consolidated Statements of Operations. In 2011, we completed the sale of substantially all of our remaining timberland holdings, resulting in a gain of $36.0 million in the year ended December 31, 2011. Sales of timberlands resulted in gains of $8.0 million and $3.2 million for the years ended December 31, 2010 and 2009, respectively. Timberland sales gains are recorded in cost of sales in the Consolidated Statements of Operations and are included in the Corporate and unallocated segment.

INCOME TAXES

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

TREASURY STOCK

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

ACCUMULATED OTHER COMPREHENSIVE LOSS

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $64.2 million, $38.8 million, and $39.1 million at December 31, 2011, 2010, and 2009, respectively.

REVENUE RECOGNITION

Revenue is recognized, net of estimated discounts, allowances and returns, upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

In certain circumstances, we will enter into agreements to sell dispenser systems to our customers at a reduced cost. These agreements contain specific provisions, among which the customer must maintain the dispenser system and utilize our products in the dispenser over the term of the agreement. We evaluate the recoverability of the carrying amount of the dispenser systems whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We use judgment to determine when an impairment test is necessary. No impairment losses related to dispenser systems were recorded in 2011, 2010, or 2009. The net costs associated with providing the dispenser system at a discount are recorded in other assets on our Consolidated Balance Sheets, and are amortized as a reduction of net sales over the term of the agreement. There were approximately $42.6 million and $44.0 million recorded in other assets for dispenser systems at December 31, 2011 and 2010, respectively. In the years ended December 31, 2011 and 2010, deferred costs related to dispenser systems were approximately $15.5 million and $17.4 million, respectively.

STOCK-BASED COMPENSATION PLANS

We have adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 718-10 "Compensation - Stock Compensation", which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement. See Note 9 for a further discussion on stock-based compensation plans.

EARNINGS PER SHARE

We present both basic and diluted net earnings (loss) per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 9 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

Due to the net loss for the year ended December 31, 2011, stock-based grants for 2,201,350 were considered to be antidilutive. For the years ended December 31, 2010 and 2009, stock-based grants for 1,981,893 and 1,734,476 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted net (loss) earnings per share are reconciled as follows:

(all amounts in thousands, except per share data)	**2011**	2010	2009
Net (loss) earnings	**$(21,698)**	$36,856	$20,563
Basic weighted average common shares outstanding	**49,160**	48,965	48,834
Dilutive securities:			
Stock compensation plans	–	327	283
Diluted weighted average common shares outstanding	**49,160**	49,292	49,117
Net (loss) earnings per share – basic	**$ (0.44)**	$ 0.75	$ 0.42
Net (loss) earnings per share – diluted	**$ (0.44)**	$ 0.75	$ 0.42

DERIVATIVES

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2011 and 2010, there were no derivative instruments outstanding.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. Expenditures for product development were $3.3 million, $3.1 million, and $2.4 million in 2011, 2010, and 2009, respectively.

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income", which amends ASC 220, "Comprehensive Income". This guidance requires the presentation of total comprehensive income, total net income and the components of net income and comprehensive income either in a single continuous statement or in two separate but consecutive statements. The requirements do not change how earnings per share is calculated or presented. The effective date will be the first quarter of fiscal year 2012 and must be applied retrospectively. The adoption will not have a material effect on our consolidated financial statements.

RESTATEMENTS

We have restated the presentation of borrowings (payments) under our credit agreements in our Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009. The related amounts had previously been presented on a net basis, rather than on a gross basis, in accordance with FASB ASC 230, "Statement of Cash Flows." The restatement did not have an impact on net cash (used in) provided by financing activities.

NOTE 2 RESTRUCTURING

In December 2011, we announced the completion of an agreement related to the sale of our Paper segment's premium Print & Color brands, and the decision to close our Brokaw, Wisconsin paper mill. The sale, to Neenah Paper, Inc., closed on January 31, 2012. The Brokaw mill is expected to be permanently closed by mid-year 2012, and will affect approximately 450 hourly and salaried employees. As a result of these events, we have evaluated the recoverability of the carrying amount of the long-lived assets at the Brokaw mill. As part of our impairment evaluation, we have estimated the future cash flows related to the Brokaw mill assets and determined those cash flows are not sufficient to recover the carrying value of the long-lived assets. As there are no quoted market prices available for these or similar assets, we have used our best estimates in determining the fair value of the long-lived assets at the Brokaw mill. The use of these significant unobservable inputs, or level 3 inputs, resulted in $58.8 million in pre-tax impairment charges on mill assets for the year ended December 31, 2011. The impairment charges are included in cost of sales in the Consolidated Statements of Operations.

In addition the cost of sales for the year ended December 31, 2011 includes $16.8 million in pre-tax charges as a result of an adjustment of mill inventory and spare parts to net realizable value, and a curtailment charge related to an hourly defined benefit pension plan. Pre-tax restructuring expense related to severance and benefit continuation costs and other associated closure costs was $6.2 million for the year ended December 31, 2011. Sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper was completed in late January 2012, generating cash proceeds of $20.5 million.

The following table sets forth information with respect to charges related to the closure of the Brokaw, Wisconsin paper mill:

(all dollar amounts in thousands)	2011
Impairment of long-lived assets	$58,837
Inventory, spare-parts, and other write-downs	13,093
Severance and benefit continuation	4,997
Curtailment charge	4,314
Other associated costs	580
Total	$81,821

At December 31, 2011, $5.0 million is included in current liabilities related to accrued severance and benefit continuation costs and $0.6 million is included for other associated costs. In 2012, we expect to incur additional pre-tax closure charges of approximately $5 million, consisting of severance and benefit continuation costs, contract termination costs, and other associated closure costs, net of an expected credit related to our other post-retirement benefit plans.

In December 2008, we announced plans to permanently close our Paper segment's converting operations at our Appleton, Wisconsin facility. In December 2009, operations fully ceased and the Appleton facility was closed. The converting equipment at the Appleton facility was relocated to our paper mills in Brokaw, Wisconsin and Brainerd, Minnesota, and distribution activities were relocated to a distribution facility in Bedford Park, Illinois. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2009 includes $1.4 million in pre-tax charges for associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs was $0.5 million for the year ended December 31, 2009. No closure charges were incurred during 2011 or 2010.

In March 2009, we announced plans to permanently shut down all operations at our Paper segment's Jay, Maine paper mill. The paper mill was closed during the second quarter of 2009. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2009 included $20.8 million in pre-tax charges for depreciation on assets and other associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated closure costs for the year ended December 31, 2009 was $4.7 million. No closure costs were incurred during 2011 or 2010.

In the fourth quarter of 2010, we incurred pre-tax charges of $3.8 million due to a rate adjustment associated with a natural gas transportation contract for our former Groveton, New Hampshire paper mill. The charge is included in selling and administrative expenses in the Consolidated Statements of Operations. At December 31, 2011, $2.3 million and $7.9 million are included in current liabilities and noncurrent liabilities, respectively, consisting of contract termination costs. At December 31, 2010, $2.3 million and $9.6 million are included in current liabilities and noncurrent liabilities, respectively, consisting of contract termination costs. We will continue to make payments related to the contract over the original contractual term.

NOTE 3 ALTERNATIVE FUEL MIXTURE CREDITS

During 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit expired on December 31, 2009. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our Paper segment's mill in Mosinee, Wisconsin was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. For the year ended December 31, 2009, the cost of sales in the Consolidated Statements of Operations includes credits for eligible alternative fuel mixture tax refunds of $13.5 million, which represent eligible alternative fuel mixture credits earned less associated expenses of $1.0 million.

In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. See Note 8 for additional information on the conversion to the cellulosic biofuel credit.

NOTE 4 SUPPLEMENTAL BALANCE SHEET INFORMATION

(all dollar amounts in thousands)	2011	2010
Receivables		
Trade	$ 87,152	$ 91,159
Other	1,719	4,736
	88,871	95,895
Less: allowances for doubtful accounts	(953)	(1,747)
	$ 87,918	$ 94,148
Inventories		
Raw materials	$ 32,069	$ 37,982
Work in process and finished goods	100,044	116,456
Supplies	4,166	6,093
Inventories at cost	136,279	160,531
LIFO reserve	(55,754)	(54,203)
	$ 80,525	$ 106,328
Property, plant, and equipment		
Buildings	$ 121,625	$ 119,835
Machinery and equipment	992,244	965,173
	1,113,869	1,085,008
Less: accumulated depreciation	(820,815)	(736,594)
Net depreciated value	293,054	348,414
Land	6,776	6,747
Timber and timberlands, net of depletion	48	5,748
Construction in progress	69,958	19,892
	$ 369,836	$ 380,801
Accrued and other liabilities		
Payroll	$ 6,236	$ 10,635
Vacation pay	11,790	11,670
Compensation plans	628	486
Employee retirement plans	28,402	5,297
Rebates	10,252	13,573
Accrued income taxes	1,916	400
Other	18,146	17,181
	$ 77,370	$ 59,242

NOTE 5 DEBT

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2011	2010
Unsecured private placement notes with interest of 7.43%, due August 31, 2011	$ –	$ 35,000
Unsecured private placement notes with interest of 5.69%, due April 9, 2017	50,000	50,000
Unsecured private placement notes with interest of 4.68%, due April 4, 2018	50,000	–
Industrial development bonds due July 1, 2023, with weighted average interest rate of 0.43% in 2011 and 0.51% in 2010	19,000	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 3.26% in 2011 and 2.09% in 2010	–	–
Commercial paper placement agreement, with weighted average interest rate of 1.68% in 2011 and 1.70% in 2010	8,650	23,240
Subtotal	127,650	127,240
Premium on senior notes	–	142
Total long-term debt	$127,650	$127,382

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010 issuance of $50 million of unsecured seven-year senior notes having an interest rate of 5.69%, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. On April 4, 2011, we issued an additional aggregate principal amount of $50 million of our senior notes under the terms of this note purchase and private-shelf agreement. The notes bear interest at 4.68% and mature on April 4, 2018. On August 22, 2011, the private-shelf agreement was amended to expand the total amount available under the private-shelf agreement to $150 million. In connection with this amendment, the parties to the private-shelf agreement agreed to issue additional notes totaling $50 million on April 9, 2012. These notes will bear interest at 4.00% and will mature on June 30, 2016. At December 31, 2011, $100 million was outstanding under the note purchase and private-shelf agreement.

During the second quarter of 2011, we settled our obligations related to the $35 million unsecured private placement notes scheduled to expire in August 2011. The settlement of these obligations resulted in the recognition of a loss on early extinguishment of debt of $0.7 million in the year ended December 31, 2011, which reflects the premiums paid to retire the unsecured private placement notes, net of unamortized premiums and issuance costs.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. Under the credit agreement, we pay an annual facility fee. Total facility fees paid under this agreement and previous agreements were $403,000 in 2011, $581,000 in 2010, and $815,000 in 2009. At December 31, 2011 and 2010, there were no amounts outstanding under the revolving-credit agreement.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement. At December 31, 2011 and 2010, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2011 and 2010 were $8.7 million and $23.2 million, respectively.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

On December 31, 2011, we had a total of approximately $196 million available for borrowing under existing credit facilities.

At December 31, 2011, the amount of commercial paper outstanding has been classified as long-term on our Consolidated Balance Sheets as we have the ability and intent to refinance the obligations under our revolving-credit agreement.

The aggregate annual maturities of long-term debt are as follows:

(all dollar amounts in thousands)	Annual maturities
2012	$ 8,650
2013	–
2014	–
2015	–
2016	–
Thereafter	119,000

NOTE 6 LEASE COMMITMENTS

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2011:

(all dollar amounts in thousands)	Operating Leases
2012	$1,232
2013	108
2014	73
2015	53
2016	6
Thereafter	–
Total minimum payments	$1,472

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2011**	2010	2009
Rent expense	**$13,771**	$13,801	$12,366

NOTE 7 PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We have sponsored defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and years of service. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations. During 2010, we froze the benefits associated with a certain cash balance pension plan.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded. In 2010, we made the decision to freeze the benefits under certain defined benefit supplemental retirement plans.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

The changes in benefit obligations and plan assets at December 31, 2011 and 2010, are presented in the following schedule.

(all dollar amounts in thousands)	Retirement Benefits 2011	Retirement Benefits 2010	Other Post-retirement Benefits 2011	Other Post-retirement Benefits 2010
Change in benefit obligation:				
Benefit obligation at December 31, 2010 and 2009	**$ 241,484**	$222,675	**$ 85,302**	$ 85,955
Service cost	**2,965**	5,115	**1,506**	1,464
Interest cost	**12,378**	12,281	**4,373**	4,827
Amendments	**8,810**	(318)	**642**	143
Net actuarial loss (gain)	**36,568**	15,748	**12,644**	(1,968)
Participant contributions	**–**	–	**2,589**	2,286
Curtailments	**(3,316)**	(63)	**–**	–
Settlements	**–**	(1,052)	**–**	–
Benefits paid	**(12,985)**	(12,902)	**(5,835)**	(7,405)
Benefit obligation at December 31	**$ 285,904**	$241,484	**$ 101,221**	$ 85,302
Change in plan assets:				
Fair value at December 31, 2010 and 2009	**$ 190,272**	$171,963	**$ –**	$ –
Actual (loss) gain	**(1,326)**	18,742	**–**	–
Company contributions	**3,942**	13,521	**3,246**	5,119
Participant contributions	**–**	–	**2,589**	2,286
Settlements	**–**	(1,052)	**–**	–
Benefits paid	**(12,985)**	(12,902)	**(5,835)**	(7,405)
Fair value at December 31	**$ 179,903**	$190,272	**$ –**	$ –
Funded status at December 31	**$(106,001)**	$ (51,212)	**$(101,221)**	$(85,302)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	**$ (22,771)**	$ (597)	**$ (3,800)**	$ (4,500)
Noncurrent liabilities	**(83,230)**	(50,615)	**(97,421)**	(80,802)
Amounts recognized at December 31	**$(106,001)**	$ (51,212)	**$(101,221)**	$(85,302)

For 2011, the amendments to retirement benefit plans reflect changes to union and non-union plans, while for 2010 the amendments to retirement benefit plans reflect changes to certain non-union plans.

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

(all dollar amounts in thousands)	Retirement Benefits 2011	Retirement Benefits 2010	Other Post-retirement Benefits 2011	Other Post-retirement Benefits 2010
Prior service cost (credit)	**$ 5,635**	$ 3,947	**$ (7,787)**	$(11,376)
Net loss	**77,862**	49,339	**28,367**	24,269
Net amount recognized at December 31	**$83,497**	$53,286	**$20,580**	$ 12,893

The total accumulated benefit obligation for qualified and non-qualified defined benefit pension plans was $285.9 million and $241.5 million at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans.

	Pension Benefits: Target Allocations	Percentage of Plan Assets at Measurement Date 2011	Percentage of Plan Assets at Measurement Date 2010
Asset category			
Equity securities	60%	**58%**	63%
Debt securities	40%	**42%**	37%
Total	100%	**100%**	100%

Wausau Paper's Investment Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Investment Committee generally manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

The plan's assets are recorded at estimated fair value utilizing level 2 inputs. Level 2 inputs are inputs other than quoted market prices that are observable for securities, either directly or indirectly. All of the plan's assets are in pooled separate accounts and are stated at estimated fair value based on quoted market prices of the underlying investments held by the pooled separate accounts. Following is a summary, by asset category, of the fair value level 2 inputs of our plan assets at December 31, 2011 and 2010:

	2011	2010
Asset category:		
Domestic pooled separate accounts	**$155,227**	$162,049
Foreign pooled separate accounts	**24,676**	28,223
Total	**$179,903**	$190,272

As of December 31, 2011, each of our investments in pooled separate accounts is subject to immediate redemption and there are no significant restrictions on the ability to sell such investments. There are no circumstances in which an otherwise redeemable investment would not be redeemable. As of December 31, 2011, we had no unfunded commitments related to our pooled separate accounts.

During 2012, we anticipate making contributions of $23.3 million directly to our pension and retirement plans as a result of minimum funding requirements and elective contributions. We also expect to contribute $3.8 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(all dollar amounts in thousands)	Retirement Benefit Payments	Other Post-retirement Benefit Payments	Subsidy
2012	24,594	3,966	215
2013	12,813	4,459	234
2014	13,824	4,845	256
2015	14,018	5,202	274
2016	14,841	5,736	285
2017-2021	84,791	32,241	1,641

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the amounts recognized in other comprehensive loss are as follows:

	Retirement Benefits			Other Post-retirement Benefits		
(all dollar amounts in thousands)	**2011**	2010	2009	**2011**	2010	2009
Components of net periodic benefit cost:						
Service cost	**$ 2,965**	$ 5,115	$ 5,397	**$ 1,506**	$ 1,464	$ 1,404
Interest cost	**12,378**	12,281	12,434	**4,373**	4,827	4,515
Expected return on plan assets	**(15,060)**	(14,797)	(14,968)	–	–	–
Amortization of:						
Prior service cost (benefit)	**1,774**	1,788	1,954	**(3,438)**	(3,450)	(3,494)
Actuarial loss	**3,635**	2,705	1,241	**2,180**	2,386	1,813
Curtailments	**4,314**	3,158	–	–	–	–
Settlements	–	225	886	–	–	–
Subtotal	**10,006**	10,475	6,944	**4,621**	5,227	4,238
Components charged to restructuring expense:						
Curtailments	–	–	520	–	–	(1,500)
Total net periodic benefit cost	**$10,006**	$10,475	$ 7,464	**$ 4,621**	$ 5,227	$ 2,738
Recognized in other comprehensive loss (before tax effect):						
Net actuarial loss (gain)	**$49,637**	$11,802	$ (1,795)	**$12,644**	$(1,968)	$11,201
Prior service cost (credit)	**8,810**	(319)	1,823	**643**	143	(243)
Amortization of:						
Net actuarial loss	**(3,635)**	(2,992)	(2,127)	**(2,180)**	(2,385)	(1,813)
Prior service (cost) credit	**(6,088)**	(4,946)	(2,475)	**3,438**	3,450	3,494
Total recognized in other comprehensive loss	**48,724**	3,545	(4,574)	**14,545**	(760)	12,639
Total recognized in net periodic benefit cost and other comprehensive loss	**$58,730**	$14,020	$ 2,890	**$19,166**	$ 4,467	$15,377

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2012, are charges of $1.1 million and $5.2 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2012, are a credit of $3.4 million and a charge of $3.1 million, respectively.

In 2011, the curtailment recognized relates to the announced closure of the Paper segment's Brokaw, Wisconsin mill. The Brokaw mill is expected to close permanently by mid-2012. The curtailment recognized in 2010 is related to the freezing of benefits associated with a cash balance pension plan and a change in the design of a supplemental retirement plan. In 2010, the settlement relates to the payment of a supplement retirement liability to a certain retired participant. In 2009, the settlement relates to the payment of a pension liability with respect to certain retired participants. Also for 2009, the curtailment recognized related to the closure of our Paper segment's paper mill in Jay, Maine. See Note 2 for additional information on the facility closures.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2011	2010	2009	**2011**	2010	2009
Weighted-average assumptions used to determine benefit obligations at the selected measurement dates:						
Discount rate	**4.13%**	5.25%	5.75%	**4.25%**	5.25%	5.75%
Rate of compensation increase	**n/a**	4.25%	4.25%	**n/a**	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:						
Discount rate	**5.25%**	5.75%	6.25%	**5.25%**	5.75%	6.25%
Expected return on plan assets	**7.75%**	7.75%	8.00%	**n/a**	n/a	n/a
Rate of compensation increase	**n/a**	4.25%	4.25%	**n/a**	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	**n/a**	n/a	n/a	**8%**	8%	9%
Ultimate trend rate	**n/a**	n/a	n/a	**5%**	5%	5%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2017**	2017	2016

The discount rates set forth above were estimated based on available pension discount yield curves for each of our pension plans. The expected return on plan assets reflects our expectations of average rates of return on funds invested to provide benefits included in the projected benefit obligations. The expected return is based on various factors, including estimated inflation, fixed income and equity returns, historical returns, and asset allocation and investment strategy. Differences between actual and expected returns on pension plan assets are recorded as an actuarial gain or loss and are amortized over the average remaining service period of active plan participants.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2011, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(all dollar amounts in thousands)	One percentage point Increase	Decrease
Effect on the post-retirement benefit obligation	$14,168	$(11,731)
Effect on the sum of the service and interest cost components	858	(705)

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $5.6 million, $2.9 million, and $1.8 million in 2011, 2010, and 2009, respectively. During the year ended December 31, 2010, we made certain design changes to our defined contribution pension plans. These design changes enhanced the company contributions that are based on a percentage of employee contributions and incorporated a non-elective contribution based on specific eligibility requirements. The design changes were effective beginning January 1, 2011. In addition, we also have defined contribution supplemental retirement agreements with certain present and past key officers. The cost of such agreements totaled $0.2 million, $0.1 million, and $0.1 million in 2011, 2010, and 2009, respectively. At December 31, 2011 and 2010, the amounts accrued under the defined contribution supplemental retirement agreements were $0.4 million and $0.2 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

We historically have had deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. In 2009, we made payments of $8.3 million to certain present and past key officers and employees as a result of the termination of certain deferred-compensation agreements. We continue to maintain deferred-compensation agreements with certain present and past directors. The annual cost of the deferred-compensation agreements was a credit of $0.1 million for the year ended December 31, 2011, and a credit of $0.5 million for the year ended December 31, 2010. At December 31, 2011 and 2010, the amounts accrued under the deferred-compensation agreements were $1.3 million and $1.5 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

NOTE 8 INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The provision (credit) for income taxes is comprised of the following:

(all dollar amounts in thousands)	**2011**	2010	2009
Current tax expense:			
Federal	**$ 9,690**	$ 20,417	$ 1,648
State	**1,739**	2,542	643
Total current	**11,429**	22,959	2,291
Deferred tax (credit) expense:			
Federal	**(20,288)**	(22,528)	10,747
State	**(2,981)**	201	1,597
Total deferred	**(23,269)**	(22,327)	12,344
Total (credit) provision for income taxes	**$(11,840)**	$ 632	$14,635

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(all dollar amounts in thousands)	**2011**		2010		2009	
Federal statutory tax rate	**$(11,739)**	**35.0%**	$13,121	35.0%	$12,319	35.0%
State taxes (net of federal tax benefits)	**(521)**	**1.6**	1,410	3.8	973	2.8
State taxes due to rate change	**(1,330)**	**4.0**	–	–	1,042	3.0
Alternative fuel mixture credit conversion	**–**	**–**	(13,618)	(36.3)	–	–
Medicare subsidy change	**–**	**–**	1,201	3.2	–	–
Domestic production activities deduction	**(876)**	**2.6**	(1,167)	(3.1)	(118)	(0.4)
Executive compensation	**1,353**	**(4.0)**	–	–	–	–
Other	**1,273**	**(3.9)**	(315)	(0.9)	419	1.2
Effective tax rate	**$(11,840)**	**35.3%**	$ 632	1.7%	$14,635	41.6%

During the first quarter of 2010, we recorded an additional provision for deferred income taxes of $1.2 million related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The passage of these Acts eliminated the income tax deduction for retiree health care costs beginning in 2013 equal to the federal subsidies received for providing retiree prescription drug benefits.

Additionally, in October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

At the end of 2011, $132.9 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2038. Under the provisions of ASC Subtopic 740-10 "Income Taxes", the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2011 and 2010, are as follows:

(all dollar amounts in thousands)	2011	2010
Deferred tax assets:		
Accrued compensated absences	$ 3,698	$ 3,952
Pensions	31,022	13,612
Post-retirement benefits	38,451	31,533
State net operating loss carry forward	12,916	13,519
Cellulosic biofuel credit carry forward	14,438	21,040
Other	26,478	19,297
Gross deferred tax asset	127,003	102,953
Less valuation allowance	(115)	(96)
Net deferred tax assets	126,888	102,857
Deferred tax liabilities:		
Property, plant, and equipment	(75,022)	(91,803)
Other	(19,017)	(20,047)
Gross deferred tax liability	(94,039)	(111,850)
Net deferred tax asset (liability)	$ 32,849	$ (8,993)

The total deferred tax assets (liabilities) as presented in the accompanying Consolidated Balance Sheets are as follows:

(all dollar amounts in thousands)	2011	2010
Net current deferred tax assets	$ 242	$ –
Net noncurrent deferred tax assets	32,607	–
Net current deferred tax liabilities	–	(5,228)
Net noncurrent deferred tax liabilities	–	(3,765)
Net deferred tax asset (liability)	$32,849	$(8,993)

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

The following table summarizes the activity related to our liability for unrecognized tax benefits, all of which would impact our effective tax rate if recognized:

(all dollar amounts in thousands)	2011	2010	2009
Balance at January 1	$ 857	$ 935	$1,181
Increases related to current year tax positions	–	25	41
Increases related to tax positions in prior years	722	–	128
Decreases related to tax positions in prior years	(6)	–	(224)
Settlements	–	–	–
Expiration of statute of limitations	(211)	(103)	(191)
Total	$1,362	$ 857	$ 935

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations. During 2011 and 2010, we accrued potential penalties and interest of approximately $0.1 million related to unrecognized tax benefits. During 2011, as a result of the expiration of the statute of limitations, we reduced the amount accrued for potential penalties and interest by approximately $0.1 million. In total, as of December 31, 2011 and 2010, we have recorded liabilities for potential penalties and interest of approximately $0.5 million, which are included in the liabilities for unrecognized tax benefits. At December 31, 2011, the liability for uncertain tax positions was $1.9 million, with $0.5 million of the liability recorded as a current liability and $1.4 million recorded as a noncurrent liability. The liability for uncertain tax positions at December 31, 2010 was $1.3 million, with $0.2 million of the liability recorded as a current liability and $1.1 million recorded as a noncurrent liability.

We are currently open to audit under the statute of limitations by the IRS for the year ended December 31, 2006, and years thereafter. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. We do not expect any significant changes to our unrecognized tax benefits during the next twelve months.

NOTE 9 STOCK COMPENSATION PLANS

We have adopted the provisions of FASB ASC Subtopic 718-10 "Compensation - Stock Compensation", which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement.

STOCK OPTIONS, RESTRICTED STOCK AWARDS, AND PERFORMANCE UNITS

During the year ended December 31, 2011, awards were granted to grantees under the "2010 Stock Incentive Plan". Under the 2010 Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 3.1 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2011, there were approximately 1.4 million shares available under the 2010 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2011 and 2010, we recognized approximately $3.0 million and $3.1 million, respectively, in share-based compensation expense which included fixed option grants, restricted stock grants, and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2011, total unrecognized compensation cost related to share-based compensation awards was approximately $1.6 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately one year.

OPTIONS

Non-qualified stock options are granted for terms up to 10 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2011, 2010, and 2009, and changes during those years:

	2011 Shares	2011 Weighted Average Exercise Price	2010 Shares	2010 Weighted Average Exercise Price	2009 Shares	2009 Weighted Average Exercise Price
Outstanding at January 1	**2,153,436**	**$11.41**	1,922,956	$11.62	1,997,624	$12.12
Granted	**5,000**	**8.10**	413,000	11.36	313,000	10.27
Exercised	**–**	**–**	(25,000)	9.15	–	–
Terminated/canceled	**(329,800)**	**11.22**	(157,520)	14.18	(387,668)	13.12
Outstanding at December 31	**1,828,636**	**$11.43**	2,153,436	$11.41	1,922,956	$11.62
Exercisable at December 31	**1,533,636**	**$11.44**	1,588,436	$11.50	1,711,290	$11.75
Fair value of options granted during the year		**$ 2.55**		$ 3.32		$ 2.67

The preceding table includes performance-based options that vested in relation to achieving defined performance criteria. There were no performance-based options granted during 2011, 2010, or 2009. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2011, 2010, and 2009, and changes during those years:

	2011 Shares	2011 Weighted Average Exercise Price	2010 Shares	2010 Weighted Average Exercise Price	2009 Shares	2009 Weighted Average Exercise Price
Outstanding at January 1	**54,000**	**$10.71**	60,000	$10.71	66,000	$10.74
Terminated/canceled	**(12,000)**	**10.71**	(6,000)	10.71	(6,000)	11.04
Outstanding at December 31	**42,000**	**$10.71**	54,000	$10.71	60,000	$10.71
Exercisable at December 31	**42,000**	**$10.71**	54,000	$10.71	60,000	$10.71

Additional information regarding all grants outstanding and exercisable at December 31, 2011, is as follows:

(all dollar amounts in thousands, except per share data)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$6.54 – $11.66	**1,312,000**	**8.71**	**$10.18**	**1,017,000**	**$ 9.83**
$12.36 – $18.50	**516,636**	**10.15**	**14.62**	**516,636**	**14.62**
Total	**1,828,636**			**1,533,636**	
Aggregate intrinsic value	**$44**			**$26**	

For the year ended December 31, 2011, we estimated the fair value of each option granted on the date of grant using the binomial tree model and the following weighted average assumptions:

Average risk-free interest rate	3.62%
Expected dividend yield	1.42%
Expected volatility	45.90%
Expected term (years)	7.4

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the future expected Wausau Paper dividends based on recent dividend history. The expected volatility assumption is based on a 50 percent weighting factor for implied volatilities of comparable exchange traded-options and a 50 percent weighting factor of the monthly average historical volatilities of our common stock over the expected life of the award. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data.

The total value of stock options vested during the years ended December 31, 2011, 2010, and 2009 was $0.7 million, $0.1 million, and $0.4 million, respectively.

RESTRICTED STOCK

Under the 2010 Stock Incentive Plan, we may grant shares of restricted stock. The shares are valued based upon the closing price of Wausau Paper's common stock on the date of the grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by us until satisfaction of the vesting requirements.

The following table summarizes the activity relating to restricted stock grants:

	2011	2010	2009
Outstanding at January 1 (number of shares)	**47,000**	72,000	12,000
Granted	–	–	71,000
Terminated	–	(4,000)	(5,000)
Settled	**(47,000)**	(21,000)	(6,000)
Outstanding at December 31 (number of shares)	–	47,000	72,000

Total compensation expense recognized for restricted stock for the years ended December 31, 2011, 2010, and 2009 was less than $0.1 million, $0.2 million, and $0.6 million, respectively.

PERFORMANCE UNITS

Under the 2010 Stock Incentive Plan, we may grant performance units comprised of three types of awards. The first type of award consists of performance unit awards with vesting based upon the completion of a requisite period of service. The second type of award provides that vesting is contingent on (1) achieving certain operating profit levels and (2) completion of a service requirement. The third type of award specifies vesting of the award subject to achievement of a targeted shareholder return ("TSR") on our common stock over a three-year period. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned are paid out in whole shares of our common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Compensation expense for performance awards, other than TSR awards, is determined based upon the closing sales price of our common stock on the date of the award and is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. For performance unit grants that vest only in relation to the completion of a service requirement, compensation expense is recognized over the requisite service period of the grant. Service condition vesting ranges from zero to two years. Compensation expense for TSR awards, which contain a market condition, is fixed at the date of the grant and recognized over the requisite service period based upon the value determined under the Monte Carlo simulation valuation model. Compensation expense for TSR awards will not be adjusted in future periods based upon the achievement of the TSR performance goal. The weighted average grant date fair value of the TSR awards granted during 2011 was $5.60, utilizing weighted average assumptions including a 1.01% risk-free interest rate and a 62.12% expected volatility rate.

The following table summarizes the activity relating to performance unit grants:

	2011	2010	2009
Outstanding at January 1 (number of units)	**499,267**	343,976	227,903
Granted	**1,099,884**	258,085	303,487
Terminated	**(79,580)**	(22,736)	(67,762)
Settled	**(256,997)**	(80,058)	(119,652)
Outstanding at December 31 (number of units)	**1,262,574**	499,267	343,976

The aggregate intrinsic value of performance units outstanding at December 31, 2011, was approximately $10.4 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $2.3 million in 2011, $2.1 million in 2010, and $2.2 million in 2009.

STOCK APPRECIATION RIGHTS

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends that would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2011	2010	2009
Outstanding at January 1 (number of shares)	**40,800**	77,613	77,613
Exercised	**–**	(36,813)	–
Outstanding and exercisable at December 31 (number of shares)	**40,800**	40,800	77,613
Price of outstanding and exercisable rights:			
$8.73	**30,800**	30,800	67,613
$17.16	**10,000**	10,000	10,000

For the year ended December 31, 2010, $0.2 million was paid to two participants in settlement of outstanding stock appreciation rights. At December 31, 2011, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of $8.73 was less than one year, and with an exercise price of $17.16 was 7.0 years.

DIVIDEND EQUIVALENTS

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the dividend equivalent grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents are fully vested.

The following table summarizes the activity relating to our dividend equivalent plan:

	2011	2010	2009
Outstanding at January 1 (number of shares)	**60,082**	60,082	151,750
Settled	**(13,819)**	–	(91,668)
Outstanding and exercisable at December 31 (number of shares)	**46,263**	60,082	60,082

During the year ended December 31, 2011, less than $0.1 million was paid to a participant in settlement of outstanding dividend equivalent awards. For the year ended December 31, 2009, $0.3 million was paid to a participant in settlement of outstanding dividend equivalent awards.

Share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of ASC 718-10. The (credit) provision for stock appreciation rights and dividend equivalents is shown in the following table.

(all dollar amounts in thousands)	2011	2010	2009
Stock appreciation rights	**$(19)**	$(246)	$30
Dividend equivalents	**(1)**	(111)	(262)
Total	**$(20)**	$(357)	$(232)

NOTE 10 COMMITMENTS AND CONTINGENCIES

LITIGATION AND OTHER CLAIMS

We may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

ENVIRONMENTAL MATTERS

We are subject to extensive regulation by various federal, state, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") named a subsidiary of Wausau Paper as a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin. In 2010, we were notified by the DNR that the only long-term activities remaining related to the former Gorski Landfill are long-term groundwater monitoring and routine cap inspection and repairs. The remediation and water replacement costs associated with the remaining long-term activities are not material. We are of the opinion that our share of these costs will not have a material adverse effect on our operations, financial condition, or liquidity.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $4.9 million and $5.4 million at December 31, 2011 and 2010, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2011, 2010, and 2009, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

OTHER COMMITMENTS

As of December 31, 2011, we were committed to spend approximately $93.9 million, $92.8 million related to an expansion project in our Tissue segment, on capital projects, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under some of these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas transporters to our facilities. We are not required to buy or sell minimum gas volumes under the agreements but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2012 and 2019. At December 31, 2011, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of energy and certain raw materials. These obligations expire between 2012 and 2016. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

NOTE 11 PREFERRED SHARE PURCHASE RIGHTS PLAN

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The expiration date of the rights plan is October 31, 2018.

NOTE 12 FINANCIAL INSTRUMENTS

Financial instruments consisted of the following:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, AND ACCRUED LIABILITIES

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

LONG-TERM DEBT

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2011 and 2010, the estimated fair value of the long-term debt exceeded the carrying value by approximately $10.2 million and $5.2 million, respectively.

INTEREST RATE AGREEMENT

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding was amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.1 million, $0.2 million, and $0.6 million for the years ended December 31, 2011, 2010, and 2009, respectively.

NOTE 13 SUBSEQUENT EVENTS

On February 3, 2012, our revolving-credit agreement, as well as our note purchase and private-shelf agreement was amended to provide additional flexibility in calculating our maximum consolidated leverage ratio by excluding from the calculation the impact of any pension and post-retirement charges against shareholder's equity, up to a maximum of $70 million. At December 31, 2011, we were in compliance with all required covenants.

In December 2011, we announced the completion of an agreement related to the sale of our premium Print & Color brands, and the decision to close our Brokaw, Wisconsin paper mill. The sale, to Neenah Paper, Inc., closed on January 31, 2012. Sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper generated cash proceeds of $20.5 million.

NOTE 14 SEGMENT DATA

FACTORS USED TO IDENTIFY REPORTABLE SEGMENTS

We have evaluated our disclosures of our business segments in accordance with ASC Subtopic 280-10 "Segment Reporting", and as a result we have classified our operations into two principal reportable segments: Tissue and Paper, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

PRODUCTS FROM WHICH REVENUE IS DERIVED

The Tissue segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the away-from-home market. Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

For all periods presented, the Paper segment produced specialty and fine printing and writing papers within four core sectors – Food, Industrial & Tape, Coated & Liner, and Print & Color. These products were produced at manufacturing facilities located in Brainerd, Minnesota, and in Rhinelander, Mosinee, and Brokaw, Wisconsin. The historical Paper segment information includes the Paper segment's Jay, Maine facility, that permanently closed during the second quarter of 2009, and a converting facility that was permanently closed in December 2009. Please see Note 2 for additional information on facility closures.

During 2011, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, one customer accounted for approximately 11% of Tissue net sales, while no single customer of the Paper segment comprised 10% or more of segment net sales.

MEASUREMENT OF SEGMENT PROFIT AND ASSETS

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

RECONCILIATIONS

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	**2011**	2010	2009
Net sales external customers:			
Tissue	**$ 336,268**	$ 343,309	$ 336,215
Paper	**698,306**	712,379	695,929
	$1,034,574	$1,055,688	$1,032,144
Operating profit (loss):			
Tissue	**$ 31,358**	$ 46,150	$ 49,469
Paper	**(76,225)**	12,301	9,602
Corporate and eliminations	**18,779**	(14,610)	(14,998)
	$ (26,088)	$ 43,841	$ 44,073
Segment assets:			
Tissue	**$ 224,949**	$ 208,988	
Paper	**367,249**	431,512	
Corporate and unallocated	**86,632**	37,109	
	$ 678,830	$ 677,609	

OTHER SIGNIFICANT ITEMS

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2011		
Tissue	**$29,992**	**$50,828**
Paper	**23,262**	**23,636**
Corporate and unallocated	**2,561**	**3,599**
	$55,815	**$78,063**
2010		
Tissue	$30,114	$ 6,588
Paper	23,799	35,089
Corporate and unallocated	2,616	1,313
	$56,529	$42,990
2009		
Tissue	$28,453	$23,928
Paper	44,779	19,424
Corporate and unallocated	1,928	2,596
	$75,160	$45,948

COMPANY GEOGRAPHIC DATA

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	**2011**	2010	2009
United States	**$ 937,676**	$ 965,242	$ 946,976
All foreign countries	**96,898**	90,446	85,168
	$1,034,574	$1,055,688	$1,032,144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(all dollar amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
2011*					
Net sales	**$248,915**	**$267,146**	**$265,835**	**$252,678**	**$1,034,574**
Gross profit (loss)	**21,627**	**26,508**	**27,150**	**(16,687)**	**58,598**
Operating (loss) profit	**(434)**	**7,661**	**10,014**	**(43,329)**	**(26,088)**
Net (loss) earnings	**(1,391)**	**3,230**	**5,181**	**(28,718)**	**(21,698)**
Net (loss) earnings per share basic	**$ (0.03)**	**$ 0.07**	**$ 0.11**	**$ (0.58)**	**$ (0.44)**
Net (loss) earnings per share diluted	**$ (0.03)**	**$ 0.07**	**$ 0.10**	**$ (0.58)**	**$ (0.44)**
2010**					
Net sales	$255,862	$265,621	$273,988	$260,217	$1,055,688
Gross profit	26,984	30,512	42,551	30,598	130,645
Operating profit	7,811	10,805	22,919	2,306	43,841
Net earnings	2,915	5,569	13,164	15,208	36,856
Net earnings per share basic and diluted	$ 0.06	$ 0.11	$ 0.27	$ 0.31	$ 0.75
2009***					
Net sales	$238,771	$262,174	$273,447	$257,752	$1,032,144
Gross profit	20,248	23,621	49,381	39,584	132,834
Operating profit	428	6	26,336	17,303	44,073
Net (loss) earnings	(1,353)	(1,915)	14,641	9,190	20,563
Net (loss) earnings per share basic and diluted	$ (0.03)	$ (0.04)	$ 0.30	$ 0.19	$ 0.42

*In 2011, the fourth quarter includes after-tax expense of $52.9 million or $1.08 per share related to the closure of the Brokaw, Wisconsin mill. The first, second, third, and fourth quarters include after-tax expense of $0.1 million ($0.2 million pre-tax) or less than $0.01 per share, $0.2 million ($0.4 million pre-tax) or less than $0.01 per share, $0.4 million ($0.7 million pre-tax) or $0.01 per share, and $0.6 million ($1.0 million pre-tax) or $0.01 per share, respectively, of expenses related to an expansion in our Tissue segment. In addition, the first and second quarters of 2011 include after-tax expense of $2.1 million ($3.3 million pre-tax) or $0.04 per share and $0.5 million ($0.7 million pre-tax) or $0.01 per share, respectively, of expenses related to the paper machine rebuild at our Paper segment's Brainerd, Minnesota mill. The fourth quarter of 2011 also includes an after-tax gain of $23.0 million ($35.6 pre-tax) or $0.47 per share related to the sale of substantially all of our remaining timberlands.

**In 2010, the first quarter includes after-tax expense of $1.2 million or $0.02 per share related to the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The third quarter of 2010 includes an after-tax gain of $0.8 million ($1.3 million pre-tax) or $0.02 per share related to an additional credit for the use of alternative fuel mixtures at our Paper segment's Mosinee, Wisconsin facility following additional guidance regarding the credit from the Internal Revenue Service. The fourth quarter of 2010 includes a credit for income taxes of $13.6 million or $0.28 per share and after-tax expense of $0.9 million ($1.4 million pre-tax) or $0.02 per share, both related to the conversion of the alternative fuel mixture credit to the cellulosic biofuel credit. In addition, the fourth quarter of 2010 includes an after tax expense of $2.4 million ($3.8 million pre-tax) or $0.05 per share related to a rate adjustment associated with a natural gas transportation contract for the former manufacturing facility in Groveton, New Hampshire, and after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to the freezing of benefits associated with a cash balance pension plan.

***In 2009, the first, second, third, and fourth quarters include after-tax expense of $2.8 million ($4.5 million pre-tax) or $0.06 per share, $13.3 million ($21.4 million pre-tax) or $0.27 per share, $0.7 million ($1.1 million pre-tax) or $0.01 per share, and $0.6 million ($0.9 million pre-tax) or $0.01 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire mill and Appleton, Wisconsin converting facility, the sale and closure of roll wrap operations, and the closure of Paper's Jay, Maine mill. In addition, the first quarter of 2009 includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Tissue's Middletown, Ohio mill and the start-up of Paper's distribution center in Bedford Park, Illinois. Also in 2009, the second, third, and fourth quarters include after-tax gains of $3.5 million ($5.7 million pre-tax) or $0.07 per share, $2.5 million ($4.0 million pre-tax) or $0.05 per share, and $2.3 million ($3.7 million pre-tax) or $0.05 per share, respectively, related to a tax credit for the use of alternative fuel mixtures at Paper's Mosinee, Wisconsin facility. The third quarter of 2009 includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Paper's non-core yeast business.

MARKET PRICES FOR COMMON SHARES (UNAUDITED)

	2011			2010			2009		
Quarter	**Price High**	**Price Low**	**Cash Dividends Paid Per Share**	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$9.05**	**$7.03**	**$0.03**	$11.89	$8.00	–	$11.86	$3.75	$0.085
2nd	**$8.21**	**$5.83**	**$0.03**	10.26	6.73	–	9.61	5.00	–
3rd	**$7.62**	**$5.82**	**$0.03**	8.53	6.01	–	10.55	5.98	–
4th	**$8.49**	**$6.05**	**$0.03**	9.19	7.63	$0.03	12.21	8.01	–

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange. On March 31, 2009, we announced the suspension of cash dividends. No cash dividends were paid in the second, third, or fourth quarters of 2009. On October 20, 2010, we reinstated a quarterly dividend. Dividends of $0.03 per share were paid in the fourth quarter of 2010. Dividends of $0.03 per share were paid in each quarter of 2011.

MANAGEMENT

CORPORATE

Henry C. Newell
President and
Chief Executive Officer

Patrick J. Medvecz
Senior Vice President,
Operations

Michael W. Nelson
Senior Vice President,
Paper

Matthew L. Urmanski
Senior Vice President,
Tissue

Curtis R. Schmidt
Senior Vice President,
Human Resources

Michael R. Wildenberg
Senior Vice President,
Tissue Strategy

Sherri L. Lemmer
Vice President,
Finance and Information Technology
Interim Chief Financial Officer

Thomas W. Craven
Vice President,
Supply Chain Management

Raymond A. Lighthart
Vice President,
Corporate Information Technology

PAPER

Michael W. Nelson
Senior Vice President,
Paper

Jeffrey A. Verdoorn
Vice President,
Operations

Charles A. Herwig
Vice President,
Finance and Business Support

John E. Katchko
Vice President,
Innovation

Michael J. Behrens
Vice President,
Human Resources

John P. Engel
Vice President,
Coated and Liner

TISSUE

Matthew L. Urmanski
Senior Vice President,
Tissue

Eric S. Leines
Vice President,
Sales and Marketing

Gary R. Rudemiller
Vice President,
Operations

David H. Thews
Vice President,
Finance

James A. McDonnell
Vice President,
Human Resources

Mark H. Stanland
Vice President,
Marketing

OPERATIONS

Patrick J. Medvecz
Senior Vice President,
Operations

Jeffrey A. Verdoorn
Vice President-Paper,
Operations

Joseph A. Fierst
Vice President,
Operations–Rhinelander

Gary A. Garand
Vice President,
Operations–Mosinee

Gary R. Rudemiller
Vice President-Tissue,
Operations

James P. Radcliffe
Vice President,
Operations–Harrodsburg

Douglas A. Zirbel
Vice President,
Operations–Middletown

John E. Wells
Vice President,
Special Projects



DENNIS J. KUESTER

G. WATTS HUMPHREY, JR.

SAN W. ORR, JR.

GARY W. FREELS

THOMAS J. HOWATT

LONDA J. DEWEY

BOARD OF DIRECTORS

THOMAS J. HOWATT
CHAIRMAN OF THE BOARD

Mr. Howatt is Chairman of the Board and formerly President and Chief Executive Officer of the Company (2000-2011). Previously he was Senior Vice President Printing & Writing (1997–2000), Vice President and General Manager Printing & Writing Division (1994–1997), Vice President and General Manager Wausau Papers of New Hampshire (1993–1994), Vice President Operations Brokaw Division (1990–1993) and Vice President Administration Brokaw Division (1987–1990). He became a Director of the Company in 2000.

SAN W. ORR, JR.

Mr. Orr retired as Chairman of the Board of the Company on February 15, 2012. He is also Advisor, Estates of A.P. Woodson and Family. He served as interim Chief Executive Officer of the Company in 2000, in 1994-1995, and in 1989-1990. He is also a Director of Marshall & Ilsley Corporation and M&I Marshall & Ilsley Bank, Milwaukee. He became a Director of the Company in 1970.

LONDA J. DEWEY

Ms. Dewey is President of QTI Management Services, Inc., a human resources and staffing company. She was formerly President of the Private Client Group and a Market President of U.S. Bank. She is a Director of MGE Energy, Inc., American Family Insurance; and a Director and immediate past Chair of the Board for Meriter Health Services, Inc. She became a Director of the Company in 2011.

GARY W. FREELS

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. (investment management). He became a Director of the Company in 1996.

G. WATTS HUMPHREY, JR.

Mr. Humphrey is President of GWH Holdings, Inc. (a private investment company). He is also Chairman of IPEG, Inc (International Plastics Equipment Group, Inc.); Chairman of Centria (metal building systems); and owner of Shawnee Farm (thoroughbred breeding/racing). He is also Lead Independent Director of Churchill Downs Incorporated. He became a Director of the Company in 2007.

DENNIS J. KUESTER

Mr. Kuester is a Director and former Chairman of the Board and CEO of Marshall & Ilsley Corporation. He is also a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

CORPORATE INFORMATION

CORPORATE

100 Paper Place
Mosinee, WI 54455

(ph) 715-693-4470
(fx) 715-692-2082

wausaupaper.com

FORM 10-K

A copy of Wausau Paper's 2011 Form 10-K Annual Report to the Securities and Exchange Commission may be obtained without charge by visiting the Investor section of our website at www.wausaupaper.com, or by sending a request to:

Perry D. Grueber
Director Investor Relations,
Wausau Paper
100 Paper Place
Mosinee, WI 54455

or: ir@wausaupaper.com

The certifications required under Section 302 of the Sabanes-Oxley Act of 2002 were included as Exhibits 31.1, 31.2 and 31.3 to the Form 10-K.

STOCK TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Wausau Paper Corp
Russell 2000
Peer Group Index

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

STOCK EXCHANGE

Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2011 without qualification.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Wausau Paper maintains a Dividend Reinvestment and Stock Purchase Plan for its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock.

Beneficial shareholders (whose shares are held in the name of the investment firm) should contact their broker in order to participate. Registered shareholders (whose shares are held in their own names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

PRODUCTION NOTES

CREDITS

PRINTER

Independent Printing Company, Inc.
is a Forest Stewardship Council (FSC) Chain of Custody certified printer. (FSC® C016863)
independentinc.com

DESIGN AND PRODUCTION

MC BrandStudios
mc-brandstudios.com

PHOTOGRAPHY

Marcelo Coelho
marcelocoelho.com

RECYCLING

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.

100 PAPER PLACE MOSINEE, WI 54455 WAUSAUPAPER.COM 715.693.4470 IR@WAUSAUPAPER.COM

wausauPAPER